File No. 70-9787

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                 AMENDMENT NO. 2
                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------

                  Emera Incorporated        Bangor Hydro-Electric Company
                    P.O. Box 910                 33 State Street
                 Halifax, Nova Scotia           Bangor, Maine 04401
                        Canada
                        B3J2W5

                Nova Scotia Power Inc.          Bangor Var Co., Inc.
                     P.O. Box 910                 33 State Street
                 Halifax, Nova Scotia           Bangor, Maine 04401
                        Canada
                        B3J2W5

                ------------------------------------------------
                                 Not applicable

                (Name of top registered holding company parent of
                          each applicant or declarant)
                ------------------------------------------------

              Richard J. Smith                    Frederick S. Samp
 Corporate Secretary and General Counsel     Vice President - Finance & Law
               Emera Inc.                    Bangor Hydro-Electric Company
              P.O. Box 910                            P.O. Box 932
          Halifax, Nova Scotia                      33 State Street
                 Canada                           Bangor, Maine 04401
                 B3J2W5

                 -----------------------------------------------
                     (Name and address of agent for service)

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      The Commission is requested to send copies of all notices, orders and communications in connection with this application to:

Markian Melnyk                                       David P. Falck
Lynn Robitaille                                      Pillsbury Winthrop LLP
LeBoeuf, Lamb, Greene & MacRae, L.L.P.               One Battery Park Plaza
1875 Connecticut Avenue, N.W.                        New York, N.Y. 10004-1490
Washington, D.C.  20009


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                                TABLE OF CONTENTS

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.................................1
   A.    Introduction........................................................1
   B.    Description of the Companies........................................1
          1.      Emera......................................................1
          2.      BHE........................................................7
   C.    The Proposed Transaction...........................................10
   D.    Utility Regulation.................................................11
          1.      Divestiture of Generation Assets..........................12
          2.      Divestiture of Rights to Capacity and Energy..............15
          3.      Standard Offer Service....................................16
          4.      BHE's Ongoing Electric Utility Function...................18
          5.      Intermediate Holding Companies............................19
          6.      Financing the Merger......................................20
          7.      Management and Operations of BHE Following the Merger.....21
   E.    Financing the Emera Registered Holding Company System..............21
          1.      Summary of Authorization Requested........................21
          2.      Parameters for Financing Authorization....................23
          3.      Use of Proceeds...........................................24
          4.      Description of Emera's Existing Capital Structure.........24
          5.      Description of Proposed Financing Program.................26
                  a.       Emera's External Financing.......................26
                  b.       Common Stock.....................................27
                  c.       Preferred Stock..................................29
                  d.       Long-Term Debt...................................30
                  e.       Short-Term Debt..................................30
                  f.       Hedges and Interest Rate Risk Management.........31
                  g.       Guarantees.......................................33
                  h.       Subsidiary Financing.............................33
                  i.       Changes in Capital Stock of Wholly-Owned
                             Subsidiaries...................................36
                  j.       Payment of Dividends Out of Capital or
                             Unearned Surplus...............................36
                  k.       Financing Entities...............................39
                  l.       Tax Allocation Agreement.........................40
                  m.       Direct Stock Purchase and Dividend
                             Reinvestment Plan, Incentive Compensation
                             Plans and other Employee
                             Benefit Plans..................................41
   F.    Intra-System Service Transactions..................................41
          1.      Emera Services............................................41
   G.    Nonutility Reorganizations.........................................48
   H.    Rule 58-type Subsidiaries..........................................50
   I.    EWG and FUCO Investments...........................................51
   J.    Reporting..........................................................54

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ITEM 2. FEES, COMMISSIONS AND EXPENSES......................................55

ITEM 3. APPLICABLE STATUTORY PROVISIONS.....................................55
   A.    Applicable Provisions..............................................55
   B.    Legal Analysis.....................................................56
          1.      Section 10(b)(1)..........................................61
                  a.       Interlocking Relationships.......................61
                  b.       Concentration of Control.........................62
          2.      Section 10(b)(2)..........................................63
          3.      Section 10(b)(3)..........................................64
          4.      Section 10(c)(1)..........................................65
          5.      Section 10(c)(2)..........................................73
          6.      Section 10(f).............................................75
          7.      Intermediate Holding Companies............................79
          8.      Financing the Emera System................................82

ITEM 4. REGULATORY APPROVALS................................................84

ITEM 5. PROCEDURE...........................................................85

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS...................................85

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.............................89


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     This pre-effective Amendment No. 2 replaces and revises the Form U-1
Application-Declaration in this proceeding, originally filed in File No. 70-9787 on November 6, 2000, in its entirety, except that it does not replace exhibits previously filed.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

     A. Introduction.

     Emera Incorporated ("Emera") is seeking approval under the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") in connection with its acquisition of the outstanding common stock of Bangor Hydro-Electric Company ("BHE") and its public-utility subsidiary companies (the "Merger"). Emera will register as a holding company under the Act after completion of the Merger./1 Consequently, Emera also requests financing, affiliate transaction and other authorizations necessary to operate a registered holding company system in accordance with the Act.

     B. Description of the Companies

     1. Emera

     Emera is a corporation that was formed under the laws of the Province of Nova Scotia, Canada in 1998. Emera's common stock is listed and traded on the Toronto Stock Exchange ("TSE"). The securities commissions of each of the provinces of Canada regulate securities issuances by Emera and Emera is also subject to the rules and regulations of the TSE. Emera's public disclosure documents such as annual reports and proxy statements are available on SEDAR, an electronic document management system like EDGAR, that is administered by the

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1/ In connection with the Merger, Emera intends to organize two companies, tentatively named US Holdco and Acquisition Co. No. 1 ("Acq. Co. 1") to hold Emera's interest in BHE. US Holdco would be a wholly-owned direct subsidiary of Emera and Acq. Co. 1 would be a wholly-owned direct subsidiary of US Holdco. US Holdco and Acq. Co. 1 will register under the Act upon consummation of the Merger and will join this Application as applicants when they are formed. A subsidiary of Acq. Co. 1, Acquisition Co. No. 2 ("Acq. Co. 2"), will be formed to merge with and into BHE. Acq. Co. 2 is not an applicant because it does not survive the Merger.

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Canadian Securities Administrators, an association of the provincial securities commissions.

     Emera is the parent of Nova Scotia Power Inc. ("NSPI"), a Canadian electric utility company that owns and operates a vertically integrated electric utility system in Nova Scotia. NSPI serves 440,000 customers in Nova Scotia with 2,183 MW of generating capacity, approximately 5,200 km of transmission lines, 24,000 km of distribution lines, associated substations and other facilities. NSPI has no retail gas distribution facilities.

     NSPI's electric generation, transmission and distribution facilities are located exclusively within Nova Scotia. The transmission assets are used primarily to transmit power within Nova Scotia and, on a limited basis, to transmit power for sale to customers in New Brunswick and beyond./2

     In 2000, NSPI generated 11,432 GWh of electricity and sold 10,656 GWh./3 Of the amount sold, 10,475 GWh was consumed in the province of Nova Scotia and 181 GWh was exported using the international lines of New Brunswick Power Corporation ("NB Power")./4 NB Power's principal interconnection with the U.S. is with the transmission facilities of Maine Electric Power Company, Inc. ("MEPCO"), in which BHE has a minority interest. At present, NSPI is not authorized to transmit power and energy within the U.S., and accordingly, all purchasers of energy from NSPI purchase the energy within Canada or for export by the purchaser across the international border for transmission via ISO-New England facilities. In connection with the proposed Merger, Emera has undertaken


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2/ Under permits issued by Canada's National Energy Board ("NEB"), NSPI may export energy over any international power line originating in New Brunswick or Quebec. NSPI's permits expire on July 9, 2008. The permits authorize a total of 1200 GWh of energy export in any 12 month period.

3/ The difference between the amount generated and sold is accounted for principally by internal consumption and line losses.

4/ NB Power, a Crown Corporation of the Province of New Brunswick established in 1920 with a legislated mandate to serve the electricity needs of the Province of New Brunswick, is Atlantic Canada's largest electric utility. NB Power is not affiliated with Emera.


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that NSPI will qualify for exemption as a foreign utility company or "FUCO"
within the meaning of Section 33 of the Act./5 NSPI's compliance with the standards of Section 33 of the Act is discussed infra at Item 3.B.

     For the twelve months ending December 31, 2000, Emera had revenues of approximately $604.4 million and NSPI had operating revenues of approximately $548.2 million./6 As of December 31, 2000, Emera and NSPI had assets of approximately $1,989.0 million and $1,913.3 million, respectively.

     Emera owns directly or indirectly a number of nonutility subsidiaries that are described below. The Emera subsidiaries, including subsequently acquired subsidiaries, but excluding NSPI, are referred to as the "Subsidiaries" in this application. Emera, the Subsidiaries and NSPI are referred to as the "Emera System." Emera and the Subsidiaries, excluding BHE, MEPCO, Chester SVC Partnership and Bangor Var Co., Inc., are referred to as the "Nonutility Subsidiaries."

     1. NS Power Services Ltd., a wholly owned subsidiary of Emera, was in the business of providing energy services primarily in Atlantic Canada, including the design, development, installation and investment in cost-effective energy projects for industrial, commercial, and institutional customers to assist in reducing overall energy consumption. NS Power Services Ltd. is currently inactive.

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5/ Under the Privatization Act 1992, the assets of Nova Scotia Power Corp., a
Crown Corporation of the Province of Nova Scotia, were transferred to NSPI to facilitate the initial public offering of NSPI's common shares. In 1999, NSPI entered into an agreement with Emera, then named NS Power Holdings Inc., to implement an arrangement under the Companies Act (Nova Scotia) whereby Emera acquired all the issued and outstanding common shares of NSPI in exchange for an equal number of Emera common shares (the "Arrangement"). The Reorganization Act provided statutory authority for the Arrangement and provided that no person other than Emera could hold 15% or more of the common stock of NSPI. Consequently, without further legislation, Emera cannot adopt a corporate structure that places an intermediate FUCO holding company over NSPI and Emera's Canadian nonutility subsidiaries.

6/ Unless otherwise noted, all amounts presented in the Application are stated in U.S. dollars. An exchange rate of $1 CDN to $0.674 USD is assumed.


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     1.1. NSP Trigen Inc., is 50% owned by NS Power Services Ltd., and the remainder is owned by a nonaffiliate. NSP Trigen Inc. was formed to develop district energy and cogeneration in Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland. NSP Trigen Inc. is currently inactive.

     2. Enercom Inc., a wholly owned subsidiary of Emera, is a holding company for Emera's diversified activities within the energy industry.

     2.1 Emera Fuels Inc. is a wholly owned subsidiary of Enercom Inc. that is engaged in the supply of furnace and fuel oil, lubricants, diesel and gasoline products.

     3. Stellarton Basin Coal Gas Inc. is a wholly owned subsidiary of Emera that was formed to participate in a joint venture to explore and develop methane gas reserves in Nova Scotia.

     4. Strait Energy Inc. is a wholly owned subsidiary of Emera that sells steam energy to one large industrial customer located in Nova Scotia.

     5. 510845 N.B. Inc. is a wholly owned subsidiary of Emera engaged in the provision of utility services, in particular, the supply and maintenance of electric transformers.

     5.1 Cablecom Ltd., is a wholly owned subsidiary of 510845 N.B. Inc. Cablecom Ltd. is engaged in the design and engineering, project management, construction, structured cabling, maintenance and installation of fiber optic and wireless communications applications.

     5.1.1 Fibretek Inc., is a wholly owned subsidiary of Cablecom Ltd that engages in the same activities as its parent.

     6. NSP Pipeline Management Ltd. is a wholly owned subsidiary of Emera that owns a 12.5% interest in Maritimes and Northeast Pipeline Management Ltd.

     6.1 Maritimes and Northeast Pipeline Management Ltd. is 12.5% owned by NSP Pipeline Management Ltd. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline Management Ltd. is the general partner of, and owns a 0.125% interest in, Maritimes and Northeast Pipeline Limited Partnership. Maritimes and Northeast Pipeline Management Ltd. operates and manages the

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Canadian portion of the Maritimes and Northeast Pipeline, a natural gas pipeline with its origin in Nova Scotia and its terminus near Boston.

     7. NSP Pipeline Inc. is a wholly owned subsidiary of Emera that owns a 12.375% interest in the Maritimes and Northeast Pipeline Limited Partnership.

     7.1 Maritimes and Northeast Pipeline Limited Partnership is 12.375% owned by NSP Pipeline Inc. and 0.125% owned by Maritimes and Northeast Pipeline Management Ltd. The remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline Limited Partnership owns the Canadian portion of the Maritimes and Northeast Pipeline.

     8. NSP US Holdings Inc. is a wholly owned subsidiary of Emera that indirectly owns a 12.5% interest in Maritimes and Northeast Pipeline L.L.C. through the holding companies identified below.

     8.1 NSP Investments Inc., a wholly owned subsidiary of NSP US Holdings Inc. was established to facilitate the financing of the acquisition of Emera's interest in Maritimes and Northeast Pipeline, L.L.C.

     8.2 Scotia Holdings Inc. is a wholly owned holding company subsidiary of NSP US Holdings Inc.

     8.2.1 Nova Power Holdings Inc. is a wholly owned holding company subsidiary of Scotia Holdings Inc.

     8.2.1.1 Scotia Power U.S. Ltd. is a wholly owned holding company subsidiary of Nova Power Holdings Inc.

     8.2.1.1.1 Maritimes and Northeast Pipeline, L.L.C. is 12.5% owned by Scotia Power U.S. Ltd. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline L.L.C. owns the U.S. portion of the Maritimes and Northeast Pipeline.

     9. 1447585 Ontario Ltd. is a wholly owned subsidiary of Emera that was incorporated in the event it was needed in connection with the acquisition of BHE. 1447585 Ontario Ltd. is inactive and will not be used to effect the Merger.

     10. 3054167 Nova Scotia Ltd. is a wholly owned subsidiary of Emera that was incorporated to acquire an interest in the Sable Offshore Energy Project discussed below.

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     Applicants request that the Commission permit Emera to retain its direct or indirect interests in the Subsidiaries under Sections 9(a)(1), 10 and 11 of the Act. Applicants note that under Rule 16: 1) Maritimes and Northeast Pipeline Management Ltd.; 2) Maritimes and Northeast Pipeline Limited Partnership, and;
3) Maritimes and Northeast Pipeline, L.L.C. (collectively, the "Maritimes Entities") would be exempt from all obligations, duties or liabilities imposed upon them by the Act as a subsidiary or as an affiliate of a registered holding company thereof, as such terms are respectively defined in Sections 2(a)(8)(A) and 2(a)(11) of the Act.


     As required by Rule 16: a) none of the Maritimes Entities is a public utility company as defined in Section 2(a)(5) of the Act; (b) each of the Maritimes Entities is or has been organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas; (c) no more than 50% of the voting securities or other voting interests of each of the Maritimes Entities would be owned, directly or indirectly, by one or more registered holding companies;/7 and (d) the acquisition by the registered holding company or subsidiary thereof of the interests in the Maritimes Entities "has been approved by the Commission pursuant to Sections 9(a)(1) and 10 of the Act and applicable rules thereunder upon a timely application to the Commission." The requirement in item (d) above would be satisfied by the Commission's determination in this Application to permit Emera to retain its interests in the Maritimes Entities under Section 11(b)(1) of the Act. See AGL Resources, Inc., Holding Co. Act Release No. 27243 (October 5, 2000) (finding the operations of a 25%-owned propane joint venture to be exempt under Rule 16).


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7/ In addition to Emera, the owners of the Maritimes Entities are M&N Management
Co., a wholly-owned subsidiary of Duke Energy Corp., Westcoast Energy (U.S.) Inc., a wholly owned subsidiary of Westcoast Energy, Inc. and Mobil Midstream Natural Gas Investments Inc., a wholly-owned subsidiary of Mobil Oil Canada Properties, none of which is associated with a registered holding company.


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     On February 6, 2001, Emera offered to purchase 8.4% of the Sable Offshore
Energy Project ("SOEP") infrastructure assets for approximately $60.6 million. The offer is subject to certain rights of first refusal, and other approvals. The SOEP infrastructure assets comprise a gas processing plant at Goldboro, Nova Scotia; a natural gas liquids fractionation plant at Point Tupper, Nova Scotia; a natural gas liquids line connecting the Goldboro and Point Tupper operations; and offshore production platforms and sub-sea gathering pipelines. Applicants request Commission authorization to acquire the SOEP assets, if they have not been acquired prior to Emera's registration under the Act, and to retain the SOEP assets if they have already been acquired when Emera registers. See American Electric Power Company, Inc., Holding Co. Act Release No. 26933 (November 2, 1998) (authorizing AEP to acquire energy assets to include, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities).

     2. BHE

     BHE is a public utility and holding company currently exempt by order under
Section 3(a)(1) of the 1935 Act./8 BHE holds a 14.2% equity interest in MEPCO, a Maine utility that owns and operates electric transmission facilities from Wiscasset, Maine to the Maine-New Brunswick border. MEPCO is owned jointly by Central Maine Power Company ("CMP") (78.3%), BHE (14.2%) and Maine Public Service Company (7.5%). In addition, BHE owns a 50% general partnership interest in Chester SVC Partnership ("Chester SVC"), through BHE's wholly-owned subsidiary Bangor Var Co., Inc. ("Bangor Var"). Chester SVC is a single-purpose

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8/ Bangor Hydro-Electric Company, Holding Co. Act Release No. 27094 (Oct. 25,
1999). BHE obtained that order in connection with its acquisition of a 50% interest in Bangor Gas Company LLC ("Bangor Gas"), a start up natural gas system in the Bangor area that the company was developing with Sempra Energy ("Sempra"). BHE has since sold its interest in Bangor Gas to Sempra. Prior to the issuance of the 1999 order, BHE was exempt under Rule 2.


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financing entity formed to own a static var compensator, which is electrical equipment that supports the New England Power Pool (NEPOOL)/Hydro Quebec Phase II transmission line.

     By order dated July 12, 1990, the Maine Public Utilities Commission ("MPUC") authorized the creation of Chester SVC and the formation of Bangor Var as a subsidiary of BHE for the single purpose of owning the Chester SVC partnership interest. Bangor Var has no assets other than its Chester SVC interest./9

     BHE provides the transmission and distribution system for the delivery of electricity to approximately 123,000 Maine customers. For the twelve months ending December 31, 2000, BHE had approximately $212 million of utility operating revenues.10 As of December 31, 2000 BHE had approximately $532 million in utility assets.

     BHE owns directly or indirectly a number of Nonutility Subsidiaries that are described below.

     1. Bangor Energy Resale, Inc., a wholly owned subsidiary of BHE permits BHE to use a power sales agreement as collateral for a bank loan.

     2. CareTaker, Inc., a wholly owned subsidiary of BHE provides security alarm services.

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9/ Application of Central Maine Power Co., et al, Maine Public Utilities
Commission Docket No. 90-100, Stipulation (July 12, 1990).

10/ As explained infra, under Maine's electric restructuring law, BHE exited the power supply aspect of its traditional utility function as of March 1, 2000. Nonetheless, BHE's revenues for the twelve months ending December 31, 2000 continue to include revenue associated with power supply because (1) BHE had responsibility for power supply until March 1, 2000, so until then BHE's revenues were derived in part from regulated rates that included the costs associated with power supply, and (2) since March 1, 2000, under the direction of the Maine Public Utilities Commission, BHE has been acquiring the power supply to fulfill the MPUC's obligation to provide for "standard offer service", for which the MPUC sets the rate charged to customers. Revenues in 2000 associated with providing the power supply for the standard offer service were approximately $66 million.



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     3. East Branch Improvement Company ("EBIC") formerly provided water storage services for hydroelectric facilities. Its dams have been sold and EBIC is now inactive. BHE owns 60% of the common stock of EBIC.

     3.1 Godfrey's Falls Dam Company ("Godfrey's Falls") holds rights that would permit future water storage development in the basin of the East Branch of the Penobscot River. Godfrey's Falls is wholly owned by EBIC and is also inactive.

     3.2 The Sawtelle Brook Dam & Improvement Company ("Sawtelle") controls certain water rights in the basin of the East Branch of the Penobscot River. Sawtelle is wholly owned by EBIC and is also inactive.

     4. The Sebois Dam Company improved the navigation of certain of the Sebois waters entering the Piscataquis River. The Sebois Dam Company is wholly owned by BHE and is also inactive.

     5. The Pleasant River Gulf Improvement Company was engaged in water improvement. It is wholly owned by BHE and is inactive.

     6. Bangor Fiber Company, Inc. owns and leases fiber optic communications cable. It is wholly owned by BHE.

     7. Bangor Line Company constructs and maintains transmission and distribution lines and provides engineering services. It is wholly owned by BHE.

     BHE also holds 7% of the outstanding common stock of Maine Yankee Atomic Power Company ("Maine Yankee"), a company that owns and, prior to its permanent closure in 1997, operated an 880 MW nuclear generating plant in Wiscasset, Maine. Maine Yankee is being decommissioned. Applicants request authorization to retain BHE's interests in the nonutility businesses described above

     BHE is obligated to negotiate in good faith to acquire a 50% interest in a joint venture to develop a second 345 kv transmission line to New Brunswick, Canada, pursuant to a Memorandum of Understanding with Penobscot Hydro, LLC, dated January 5, 1999. See, Exhibit O-1 hereto. The transmission line would connect with BHE's existing transmission facilities. BHE's investment in the joint venture has not been determined at this time but could be approximately

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$25 million. Applicants request that the Commission reserve jurisdiction over the acquisition of an interest in the joint venture until the record is complete with respect to this matter.

     C. The Proposed Transaction

     Pursuant to an Agreement and Plan of Merger entered into on June 29, 2000, between Emera and BHE ("Merger Agreement"),/11 Emera will acquire all of BHE's common shares for $26.50 per share in cash. The total value of consideration that BHE shareholders will receive in the Merger, based on the number of shares of BHE common stock outstanding on September 15, 2000 (7,363,424), is approximately $195 million. BHE will retain its name and continue to serve its customers pursuant to the terms of its existing contracts and state and federal requirements. Neither BHE nor Emera will modify or terminate any existing customer contracts as a result of this transaction.

     The Merger offers substantial benefits to both parties' shareholders and customers. The Merger will allow BHE to become part of a larger organization with greater resources, yet retain its name and identity, continue its historic record of community involvement and support, and continue to promote economic development in the regions it serves. The price to be paid by Emera for each share of BHE's common stock represents a substantial premium above the value of the stock at the time the Merger was announced./12 Thus, the proposed transaction will benefit BHE's shareholders, customers, and employees, as well as the communities in which they work and live.

     With respect to Emera, this transaction will allow it to continue its strategy of expanding its operations beyond its Nova Scotia base while capitalizing on its experience and expertise in operating electric utility companies.

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11/ The Merger Agreement is incorporated by reference as Exhibit B-1 to this application. In this agreement, Emera is identified by its old name, NS Power Holdings Incorporated.

12/ The closing price of BHE's common stock on June 29, 2000, the day prior to the Merger announcement, was $15.13 per share.

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     Pursuant to the terms of the Merger Agreement, a to-be-formed Emera subsidiary incorporated in the U.S. ("Merger Sub"), will merge with and into BHE, with BHE surviving (the "Surviving Corporation"). The Merger has been approved by BHE's shareholders and Board of Directors, by the MPUC and by the Federal Energy Regulatory Commission ("FERC"). The Merger is expected to occur as soon as all of the remaining conditions to the consummation of the Merger (principally the authorization sought herein) are met or waived. The Merger Parties plan to consummate the Merger in the spring of 2001.

     Under the terms of the Merger Agreement, (i) each outstanding share of common stock of Merger Sub will be converted into one share of common stock of the Surviving Corporation, (ii) each outstanding share of preferred stock of BHE (the "BHE Preferred Stock") will remain outstanding as one share of preferred stock of the Surviving Corporation, and (iii) each outstanding share of common stock of BHE (the "BHE Common Stock") other than Dissenting Shares (as defined in the Merger Agreement) or shares owned by BHE as treasury shares, or by Emera, if any, will be converted into the right to receive $26.50 in cash (the "Per Share Amount"), as such amount may be adjusted in accordance with the Merger Agreement (the "Merger Consideration"). Holders of BHE's warrants outstanding at the effective time of the Merger will thereafter be entitled to receive, upon exercise of each warrant, the Merger Consideration less the exercise price. If the closing of the Merger does not occur on or prior to June 29, 2001, and all conditions to closing have been satisfied or are capable of being satisfied except for the receipt by Emera of (A) the necessary authorizations from the Commission under the 1935 Act, or (B) any other necessary governmental approvals to be obtained by Emera, then the Per Share Amount shall be increased by an amount equal to $0.003 for each day after such date up to and including the day which is one day prior to the closing of the Merger.

     D. Utility Regulation

     The State of Maine has been a leader in electric industry restructuring. As described below, restructuring has required BHE to exit the former utility function of the provision of power supply for retail consumption. The restructuring law has required BHE to divest, to the extent practicable, its

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generation and power supply assets. Thus, under retail choice, which was implemented on March 1, 2000, BHE has largely exited the power supply business./13

     1. Divestiture of Generation Assets

     In 1997, legislation was enacted to restructure Maine's electric industry./14 The Maine Restructuring Act states that "[b]eginning on March 1, 2000, all consumers of electricity have the right to purchase generation services directly from competitive electric providers."/15 The Maine Restructuring Act required each investor-owned electric utility in Maine to divest all generation assets and generation-related businesses activities on or before March 1, 2000, other than any:

     A. Contract with a qualifying facility, contract with a party other than a qualifying facility or affiliated interest entered into solely for the purpose of restructuring a contract with a qualifying facility or contract with a demand-side management or conservation provider, broker or host;/16

     B.   Ownership interest in a nuclear power plant;/17


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13/ As a transitional measure, however, pursuant to MPUC orders, BHE has provided standard offer supply service since March 1, 2000, and will continue to do so at least until February 28, 2002.

14/ "An Act to Restructure the State's Electric Industry," Pub. Law, ch. 316, 35-A M.R.S.A.ss.ss. 3201, et seq. (May 29, 1997) ("Maine Restructuring Act").

15/ 35-A M.R.S.A.ss. 3202(1).

16/ The "qualifying facility" exemption recognizes that Maine's utilities have ongoing contracts with nonutility generators entered into under the requirements of the Public Utility Regulatory Policies Act of 1978 and Maine's Small Power Production Act, 35-A M.R.S.A. ss. 3301 et seq. (1999) (repealed effective March 1, 2000), which are not intended to be affected by the Maine Restructuring Act. The utilities are instead required to periodically auction the power supply entitlement under the contracts.

17/ This exemption recognizes the difficulties associated with divesting nuclear power plant interests. BHE's only interest in a nuclear power plant is its 7% ownership interest in Maine Yankee Atomic Power Company's nuclear plant in Wiscasset, Maine, which has permanently ceased operations and is being decommissioned.


----------

     C. Ownership interest in a facility located outside the United States;/18 or

     D. Ownership interest in a generation asset that the commission determines is necessary for the utility to perform its obligations as a transmission and distribution utility in an efficient manner./19

     The MPUC required each investor-owned electric utility to submit a plan to accomplish the required divestiture, which the MPUC reviewed for consistency with the Maine Restructuring Act and issued an order approving or modifying the plan./20 Each investor-owned electric utility was then required to divest its generation assets in accordance with the MPUC's order and was prohibited from owning or having a financial interest in or otherwise controlling generation or generation-related assets, except as otherwise permitted by the Maine Restructuring Act, on or after March 1, 2000./21

     Consistent with this requirement, BHE submitted a plan for divesting its generation assets to the MPUC on February 9, 1998. On June 17, 1998, the MPUC approved the plan./22 Following its approved divestiture plan, BHE engaged in an open bidding process to select a purchaser of its generation assets. BHE selected PP&L Global, Inc. ("PP&L Global"), which purchased the majority of BHE's generating assets. Specifically, BHE sold to PP&L Global: (1) BHE's wholly-owned hydro units/23 and the expansion rights to those assets; (2) BHE's

----------

18/ BHE has no facilities located outside the U.S.

19/ As discussed infra, BHE has retained ownership of certain diesel-fired generators under this exception. 35-A M.R.S.A ss. 3204(1).

20/ Id.

21/ Id.; 35-A M.R.S.A.ss. 3204(5).

22/ Re Bangor Hydro-Elec. Co., No. 98-114 (Me. P.U.C. June 17, 1998).

23/ Ellsworth Hydro Project, Howland Hydro Project, Medway Hydro Project., Milford Hydro Project, Orono Hydro Project, Stillwater Hydro Project, and Veazie Hydro Project.


----------
subsidiary's (Penobscot Hydro Company, Inc.'s ("PHC")) ownership interest in the partnership known as Bangor-Pacific Hydro Associates, which owns the West Enfield Project; (3) BHE's ownership interest in Wyman Unit No. 4 (8.33% or 51.7
MW); (4) BHE's right, title and interest, subject to a memorandum of understanding, in the work in progress relating to the potential development of a new 345-kV tie-line to New Brunswick; (5) BHE's rights in the Hydro-Quebec Agreements and Transmission Support Agreements; and (6) BHE's Basin Mills development rights. As part of the sale, BHE also reassigned its 100 MW firm transmission reservation over MEPCO to PP&L Global./24 By August 27, 1999, the various asset sales to PP&L Global were complete.

     After the asset sale, BHE retained 21 MW of diesel-fired internal combustion units. These facilities consist of 11 units located at BHE's Bar Harbor, Eastport, and Medway plants. BHE was not required to divest its ownership in its units at Bar Harbor and Eastport pursuant to 35-A M.R.S.A. ss. 3204(1) of the Maine Restructuring Act. The MPUC found that "BHE's ownership of its diesel-fired generating units in Bar Harbor and Eastport are necessary for BHE to perform its obligations as a transmission and distribution utility in an efficient manner." The Bar Harbor and Eastport units involve 12 MW in total./25 The MPUC extended the deadline for divestiture of BHE's diesel-fired generating units in Medway until March 1, 2003. The MPUC found that "extending the divestiture deadline for those units for three years is likely to improve their sale value."/26


----------

24/ On March 15, 1999, the Federal Energy Regulatory Commission ("FERC") approved the transfer to PP&L Global of FERC jurisdictional facilities. Bangor Hydro Elec. Co., 86 FERCP. 61,281, clarified, 87 FERCP. 61,057 (1999).

25/ Re Bangor Hydro-Elec. Co., No. 98-820 (Me. P.U.C. Feb. 3, 1999).

26/ Id.


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                                       14

     2. Divestiture of Rights to Capacity and Energy

     The Maine Restructuring Act directed the MPUC to develop rules requiring each investor-owned electric utility after February 28, 2000 to sell rights to capacity and energy from all generation assets and generation-related businesses, including purchased power contracts that are not divested pursuant to the general divestiture requirement./27 An investor-owned electric utility may keep those rights to capacity and energy that the MPUC determines are necessary for the efficient performance of utility transmission and distribution obligations./28 The MPUC established rules requiring the sale of remaining capacity and energy from generation assets and generation-related business./29

     On July 16, 1999, the MPUC approved BHE's proposal to sell 38 MW of its entitlements to generating capacity and associated energy, under existing power purchase contracts between BHE and six individual qualifying facilities./30 The six contracts reflect all of BHE's rights to capacity and energy remaining at the commencement of retail choice, except for: (1) the output of BHE's 12 MW of diesel-fired units./31 and (2) 6 MW of capacity and associated energy from PERC

----------

27/ 35-A M.R.S.A.ss. 3204(4).

28/ Id.

29/ Code Me. R. 65-407, Chapter 307.

30/ Re Bangor Hydro-Elec. Co., No. 99-284 (Me. P.U.C. July 16, 1999). The entitlements sold include 16 MW from BHE's contract with Penobscot Energy Recovery Company ("PERC"), the entire output of the 19.1 MW entitlement in the West Enfield hydro-electric facility, and BHE's entitlement to the output of four small, less than 1 MW hydro-electric projects (Green Lake Hydro, Sebec Hydro, Milo Hydro, and Pumpkin Hill Hydro).

31/ The MPUC's finding that the Bar Harbor and Eastport diesels were necessary for transmission and distribution efficiency exempts the output from these units from the Chapter 307 bid process. Re Bangor Hydro-Elec. Co., No. 99-602 (Me. P.U.C. Dec. 1, 1999). The MPUC authorized BHE to exclude the output of the Medway diesels from the Chapter 307 bid process. Id.


----------
that is committed to be sold under a pre-existing agreement to UNITIL Power Corporation ("UNITIL")./32

     After evaluating the bids received, BHE selected, and the MPUC approved, Morgan Stanley Capital Group, Inc. ("Morgan Stanley") as the winning bidder. On December 3, 1999, the MPUC approved BHE's selection of Morgan Stanley./33 Pursuant to the contract approved by the MPUC, Morgan Stanley has purchased the 38 MW of entitlements from BHE for a two-year period starting March 1, 2000. Subsequent auctions will take place to establish purchasers after this initial period.

     3. Standard Offer Service

     Under the Maine Restructuring Act, all consumers of electricity acquired the ability to purchase generation services directly from competitive electricity providers beginning March 1, 2000./34 Because not all consumers would want or be able to obtain generation services from the competitive market, the Maine Restructuring Act required that "when retail access begins, the Commission shall ensure that standard-offer service is available to all consumers of electricity."/35 Accordingly, the MPUC has established the terms and conditions for standard offer service as well as the bid process used by the MPUC to select standard offer service providers./36

     In the event that the MPUC determines that the bids it receives for standard offer service are inadequate or unacceptable, it may require a transmission and distribution utility to provide standard offer service. In doing so, the MPUC must, with full reconciliation, ensure recovery by the utility of all costs of providing standard offer service, including the costs of

----------

32/ The MPUC authorized BHE to retain the UNITIL contract concluding that allowing BHE to retain the contract to continue to meet its contractual obligation and to receive the associated revenues will likely provide a greater stranded cost reduction than if BHE divested the contract.

33/ Re Bangor Hydro-Elec. Co., No. 99-284 (Me. P.U.C. Dec. 3, 1999).

34/ 35-A.M.R.S.A.ss.3202(1).

35/ 35-A.M.R.S.A.ss.3212.

36/ 35-A.M.R.S.A.ss.3212(2). Code Me. R. 65-407, Chapter 301.


----------
the supply arrangements, any incremental administrative costs of procuring and managing the purchases and all applicable carrying costs./37

     On August 2, 1999, the MPUC commenced the bidding for the provision of standard offer service and received proposals in response to its Request for Bids ("RFB"). However, the MPUC rejected the bids received for BHE's service territory because they were not in conformance with the MPUC's rules for standard offer service and the RFB or they were unreasonably high./38

     The MPUC initiated a second round of bids for standard offer service for BHE's service territory and again rejected all bids submitted in response to the solicitation./39 The MPUC then directed BHE to provide standard offer service "through wholesale arrangements with suppliers or from the spot market until the Commission acts in the future to designate standard offer providers./40

     The MPUC set the standard offer service price and required BHE to procure wholesale power to provide standard offer service until March 1, 2001./41 On February 29, 2000, the MPUC authorized BHE to enter into a one-year wholesale power supply contract with a supplier BHE chose through an offer of solicitation./42 This contract with NB Power provided approximately 60 percent of BHE's standard offer load requirements. The remainder was obtained through short-term purchases from the NEPOOL market.

     On October 2, 2000, the MPUC issued a Request for Bids to provide standard offer service in BHE's service territory commencing March 1, 2001. Once again, the MPUC rejected all the bids received and terminated the bid process./43 While

----------

37/ 35-A.M.R.S.A.ss.3212(2). Code Me. R. 65-407, Chapter 301,ss.8(D)(3).

38/ Re Bangor Hydro-Elec. Co., NO. 99-111 (Me. P.U.C. Oct. 25, 1999).

39/ Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Dec. 3, 1999).

40/ Id.

41/ Id.

42/ Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Feb. 29, 2000).

43/ Re Public Utils. Comm., No. 2000-808 (Me. P.U.C. Oct. 2, 2000).


----------
continuing to entertain price proposals from qualified bidders, the MPUC directed BHE to explore wholesale power supply arrangements as sources for providing standard offer service beginning March 1, 2001.

     By Orders of February 2/44, 15/45, 20/46, 27/47 and March 1, 2001,/48 the
MPUC designated BHE as the standard offer service provider in its service territory beginning March 1, 2001 and directed BHE to enter into three wholesale power supply contracts in order to serve a portion of that load. To the extent that wholesale contract amounts vary from the amount needed to serve the actual standard offer load, differences are expected to be traded in the NEPOOL spot market. The MPUC also established standard offer prices for the year beginning March 1, 2001.

     The MPUC requires BHE, as the standard service provider, to submit monthly reports of its standard offer costs and collections. Throughout the year, the MPUC reviews BHE's purchases for standard offer service and, where appropriate, it increases or decreases the standard offer service prices for customers in BHE's service territory to cover projected shortfalls or eliminate surpluses./49

     4. BHE's Ongoing Electric Utility Function

     Following the divestiture activities described above, BHE now continues in its historic function of the provision of all of the attributes of electric utility service other than power supply as a regulated monopoly in the area it serves. Its rates are regulated by the FERC and the MPUC. BHE may be required by

----------

44/ Id. (Me. P.U.C. Feb. 2, 2001).

45/ Id. (Me. P.U.C. Feb. 15, 2001).

46/ Id. (Me. P.U.C. Feb. 20, 2001).

47/ Id. (Me. P.U.C. Feb. 27, 2001).

48/ Id. (Me. P.U.C. Mar. 1, 2001).

49/ Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Feb 29, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. June 15, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. June 23, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me P.U.C. July 20, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Aug. 17, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Sept. 21, 2000).

----------
the MPUC from time to time to acquire power to fulfill the MPUC's obligation to provide standard offer power supply service. When it does so, the MPUC sets the price for standard offer service at a level sufficient to cover the cost of such power supply, and provides for a reconciliation after the fact for under or over recoveries.

     5. Intermediate Holding Companies

     To effect the Merger, Emera will hold its ownership interest in BHE through one or more intermediate holding companies ("Intermediate Holding Companies"). The Intermediate Holding Companies allow Emera to structure its BHE ownership interest efficiently from a tax perspective and will not be used to make Emera's capital structure more complex. The Intermediate Holding Companies will be wholly-owned, directly, or indirectly, by Emera and will have no public or private institutional equity or debt holders. The Intermediate Holding Companies will be capitalized with equity and/or debt, all of which will be held directly or indirectly either by Emera or an Intermediate Holding Company. The only utility holdings of the Intermediate Holding Companies will be direct or indirect interests in BHE and its utility subsidiaries.

     In particular, at the time of the Merger, Emera intends to hold its interest in BHE through two to-be-formed Intermediate Holding Companies. US Holdco would be a wholly-owned direct subsidiary of Emera and Acquisition Co. No. 1 ("Acq. Co. 1"), would be a wholly-owned direct subsidiary of US Holdco./50 Acq. Co. 1 would own all the issued and outstanding common stock of BHE. BHE will continue to have preferred stock and debt outstanding after the Merger that is held by third parties. All the issued and outstanding common stock of Acq. Co. 1 will be owned by US Holdco.

     Emera also intends to use a wholly-owned special purpose financing entity ("ULC") to provide debt and non-voting preferred stock financing to Acq. Co. 1 for the purpose of partially funding the Merger consideration. Because ULC would

----------

50/ Before the Merger, Acq. Co. 1 will form a wholly-owned subsidiary, Acquisition Co. No. 2 that will merge with and into BHE with BHE surviving. Thus, Acquisition Co. No. 2 is not part of the post-Merger corporate structure.


----------
not own voting securities of or control the management of Acq. Co. 1 or BHE it would not be a holding company under the Act. The function of each Intermediate Holding Company is further discussed in Exhibit N-1 to the Application.

     Because tax laws and regulations and accounting rules could change in a manner that would require Emera to act quickly to change the Intermediate Holding Company structure to maintain its efficiency, Applicants request that the Commission authorize Emera to reorganize the Intermediate Holding Company structure without seeking prior Commission approval subject to the following conditions: (a) the companies in the Intermediate Holding Company structure would be wholly owned directly or indirectly by Emera; (b) the companies in the Intermediate Holding Company structure would not issue debt or equity to any company outside the Emera group and would not borrow from BHE or its subsidiaries; (c) the changes will not have a material impact on the financial condition or operations of BHE or its subsidiaries or a material adverse effect on Emera, and; (d) the companies in the Intermediate Holding Company structure would be organized in the U.S., Canada, or a country in Europe./51

     6. Financing the Merger

     Emera expects to use a combination of its available cash deposits and a credit facility entered into with one or more banks in the amount of up to $225 million to fund the Merger consideration. The credit facility would have a non-revolving term of 364 days and an interest rate of, at the borrower's option, (1) the greater of (i) the Agent's Base Rate Canada, and (ii) the Federal Funds Effective Rate for overnight funds (as published by the Federal Reserve in the U.S.) plus 50 basis points per annum, or (2) the London Interbank Offered Rate ("LIBOR") plus 75 to 90 basis points. Emera expects that this credit facility will be replaced or refinanced with longer-term debt, equity or preferred securities in the future. Applicants' request for financing

----------

51/ See National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) (authorizing National Grid to reorganize intermediate holding company structure to respond to tax law and accounting changes as necessary to maintain an efficient structure).

----------
authorization included infra at Item 1.E., incorporates the debt that will be issued to fund and refinance the Merger.

     The Merger will be accounted for under the purchase method. The excess of the purchase price and assumed liabilities over the value of BHE's assets will be recorded on the books of BHE as goodwill. In accordance with new FASB pronouncements on goodwill, the amortization of goodwill would cease in 2002 and thereafter the goodwill would be subject to an annual impairment test./52

     7. Management and Operations of BHE Following the Merger

     Following the Merger, BHE will be operated as a subsidiary of Emera. Although Emera has not yet determined the leadership of BHE and the exact composition of BHE's board of directors, it is expected that the President and CEO of BHE will be a resident of Maine and a member of BHE's board. Moreover, the Merger Agreement requires that when the Merger is consummated the Board of BHE post-merger have at least nine members, with at least four of those being carry-overs from the prior BHE Board of Directors. The Merger Agreement provides that BHE's corporate headquarters will be located in Maine for not less than 10 years following the Merger. BHE will also retain local facilities for customer service, maintenance and field work operations.

     E. Financing the Emera Registered Holding Company System

     Applicants seek Commission authorization of the financing activities of the Emera System for the period beginning with the effective date of an order issued pursuant to this filing and continuing through June 31, 2004 ("Authorization Period").

     1. Summary of Authorization Requested

     Applicants seek the following Commission authorizations:

     a) Emera requests authorization to issue and sell through the Authorization Period up to $3 billion of securities at any time outstanding and to issue guarantees and other forms of credit support in an aggregate amount of $500 million at any time outstanding;

----------

52/ See, FASB Exposure Draft on Goodwill and Intangibles (expected to be finalized by June 30, 2001).

----------

     b) Emera requests authority to enter into hedging transactions, including anticipatory hedges, with respect to its indebtedness in order to manage and minimize interest rate costs and to lock-in current interest rates;

     c) Emera requests authorization to finance certain of its Nonutility Subsidiaries at a mark up to Emera's cost of funds.

     d) The Intermediate Holding Companies request authorization to issue and sell securities to Emera and one another, and to acquire the securities of BHE and other Intermediate Holding Companies.

     e) Emera, on behalf of the Subsidiaries, requests authorization to change the terms of any wholly-owned Subsidiary's authorized capital stock capitalization;

     f) BHE requests authorization to pay dividends out of capital or unearned surplus;

     g) Emera and the Subsidiaries request authorization to acquire the equity securities of one or more special purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing transaction and to guarantee the securities issued by Financing Subsidiaries.

     h) Applicants request that the Commission approve the form of agreement for the allocation of consolidated tax among the associate companies in the U.S. tax filing group;

     i) Emera requests that the Commission approve the issuance of up to 5 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans;

     j)   BHE requests authorization to issue and sell short-term debt;

     k) Emera requests authorization to invest up to 15% of its consolidated capitalization in companies defined as "energy-related" or "gas-related" under Rule 58, except that companies that derive revenues from Canada shall not be excluded from such definition and provided further that Emera's investment in its Subsidiaries at the time of its registration under the Act shall also be excluded from the investment limit. As of December 31, 2000, 15% of Emera's consolidated capitalization was $281.45 million.

     l) Emera requests authorization to issue and sell securities in an aggregate amount of up to $1.5 billion, such amount to be included within the $3 billion overall limit proposed above, for the purpose of financing the acquisition of exempt wholesale generators ("EWGs") and FUCOs.

     2. Parameters for Financing Authorization

     To assure the continued sound financial structure of the Emera System and because the specific terms and conditions of the financing authorizations requested in this Application are not established at this time, Applicants propose that the following general terms and conditions would apply, where appropriate, to the requested financing authorizations:

     a) Investment Grade Credit Rating - Emera commits that all long-term debt issued by Emera to unaffiliated parties under the authority requested in this Application will, when issued, be rated investment grade by a nationally recognized statistical rating organization./53

     b) Minimum Capitalization Ratio - Emera, on a consolidated basis, and BHE, individually, will maintain common stock equity as a percentage of total capitalization of at least 30%.

     c) Effective Cost of Money on Borrowings - The effective cost of money on debt financings by Emera under the authorizations requested in this Application will not exceed the competitive market rates available at the time of issuance to companies with comparable credit ratings with respect to debt having similar maturities. The effective cost of money on BHE's short-term debt will not at the time of issuance exceed 300 basis points over the comparable term LIBOR.

     d)   Maturity of Debt - The maturity of debt will not exceed 50 years.

----------

53/ Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB, with some ratings also including a + or - to further differentiate creditworthiness. Moody's uses the ratings Aaa, Aa, A and Baa to denote investment grade long-term debt. Emera's long-term debt is rated BBB+ by Standard & Poor's.


----------

     e) Effective Cost of Preferred Stock - The dividend rate on preferred stock or other types of preferred or equity-linked securities will not exceed at the time of issuance the rate generally obtainable for preferred securities having the same or reasonably similar terms and conditions issued by utility holding companies of reasonably comparable credit quality, as determined by competitive capital markets.

     f) Issuance Expenses - The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application would not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm's-length credit or financing transaction with an unaffiliated person.

     g) EWG and FUCO Investments - Emera's "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed $3.0 billion.

     3. Use of Proceeds

     The proceeds from the financings authorized by the Commission under this Application will be used for general corporate purposes, including (i) refinancing the Merger-related debt, (ii) financing, in part, investments by and capital expenditures of Emera and its Subsidiaries, (iii) funding future investments in EWGs, FUCOs and Rule 58 Subsidiaries, (iv) repaying, redeeming, refunding or purchasing any securities issued by Emera or any Subsidiary, and
(v) financing the working capital requirements of Emera and its Subsidiaries.

     Applicants represent that no financing proceeds will be used to acquire the equity securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. The proceeds of financing and guarantees used to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

     4. Description of Emera's Existing Capital Structure

     As of March 31, 2000, Emera had 97.77 million common shares issued and outstanding. Emera also has a non-controlling minority interest attributable to preferred shares in NSPI that are convertible into Emera common stock. NSPI has issued and outstanding 4.4 million shares of Series C First Preferred Shares ("Series C") that at the option of NSPI may be redeemed on or after April 1, 2009 for a number of shares of Emera common stock determined by dividing $25.00 plus an amount equal to all accrued but undeclared dividends per Series C share up to but excluding the exchange date by the greater of $2.00 and 95% of the weighted average trading price of the Emera shares on the Toronto Stock Exchange for the 20 trading days ending on the last trading day on or before the fourth trading day immediately prior to the time of the exchange ("Market Price"). On or after notice prior to July 1, 2009 or prior to each dividend payment date thereafter the Series C shares will be exchangeable, at the option of the holder, into the number of shares of Emera common stock determined by dividing $25.00 by the greater of $2.00 and the Market Price of the Emera shares at such time, subject to the right of NSPI on not less than 40 days notice prior to the exchange date to redeem such shares for cash or to find substitute purchasers for such shares.

     NSPI has issued and outstanding 5.4 million shares of Series D First Preferred Shares ("Series D") that at the option of NSPI may be redeemed on or after October 15, 2015 for a number of shares of Emera common stock determined by dividing $25.00 plus an amount equal to all accrued but undeclared dividends per Series D share up to but excluding the exchange date by the greater of $2.00 and 95% of the weighted average trading price of the Emera shares on the Toronto Stock Exchange for the 20 trading days ending on the last trading day on or before the fourth trading day immediately prior to the time of the exchange ("Market Price"). On or after notice prior to January 15, 2016 or prior to each dividend payment date thereafter the Series D shares will be exchangeable, at the option of the holder, into the number of shares of Emera common stock determined by dividing $25.00 by the greater of $2.00 and the Market Price of the Emera shares at such time, subject to the right of NSPI on not less than 40 days notice prior to the exchange date to redeem such shares for cash or to find substitute purchasers for such shares.

     Emera has long-term debt composed of debentures and notes payable. All long-term debt instruments are issued under trust indentures at fixed interest rates, and are unsecured. As of December 31, 2000, Emera had an aggregate amount outstanding of $860 million with a weighted average coupon rate of 7.59%. Emera also has short-term debt outstanding consisting of commercial paper, bankers' acceptances and LIBOR loans issued against lines of credit. As of December 31, 2000, Emera had an aggregate amount of short-term debt outstanding of $189.9 million.

     5. Description of Proposed Financing Program

     a. Emera's External Financing

     Emera proposes to issue long-term equity and debt securities aggregating not more than $3 billion at any one time outstanding during the Authorization Period./54 Such securities could include, but would not necessarily be limited to, common stock, preferred stock, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. Emera may also issue guarantees and enter into interest rate swaps and hedges as described below.

     Emera proposes that the following sublimits would apply, subject to the

----------

54/ The overall limit of $3 billion includes the Merger-related financing.

----------
limit that the aggregate of all securities issuances at any one time outstanding during the Authorization Period would not exceed $3 billion.

            Security Type                             Limit
------------------------------------------- --------------------------
Common stock and securities convertible            $2 billion
 into common stock
------------------------------------------- --------------------------
Preferred stock                                  $500 million
------------------------------------------- --------------------------
Long-term debt                                   $1.5 billion
------------------------------------------- --------------------------
Short-term debt                                  $1.5 billion
------------------------------------------- --------------------------

     b. Common Stock

     Emera requests authorization, during the Authorization Period, to issue and sell from time to time common stock, either: (1) through underwritten public offerings, (2) in private placements, (3) under its dividend reinvestment, stock-based management incentive and employee benefit plans, (4) in exchange for securities or assets being acquired from other companies, and (5) in connection with redemptions of the Series C and Series D shares. Emera also proposes to issue and sell common stock or options, warrants, or other stock purchase rights. Emera may also buy back shares of common stock during the Authorization Period in accordance with Rule 42 under the Act.

     Emera may perform common stock financings pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be made by private negotiation with underwriters, dealers or agents as discussed below or through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Emera issues and sells common stock pursuant to its Common Shareholder Dividend Reinvestment Plan and its Employee Common Share Purchase Plan, which provide an opportunity for shareholders and company employees to reinvest dividends and make cash contributions for the purpose of purchasing common shares. Emera also has a stock option plan that grants options to the executive officers of Emera for a maximum term of 10 years. The option price for these shares is the market price of the shares on the day the option is granted. Emera may also buy back shares of such stock or such options during the Authorization Period.

     Emera may seek to acquire securities of companies engaged in energy-related businesses as described in Rule 58, exempt telecommunications companies ("ETCs"), EWGs and FUCOs. These acquisitions may involve the exchange of Emera stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions would be individually negotiated. The Emera common stock to be exchanged may be purchased on the open market under Rule 42, or may be original issue. Original issue stock may be registered or qualified under applicable securities laws or unregistered and subject to resale restrictions. Emera does not intend to engage in any transaction where original issue stock is not registered or qualified while a public offering is being made, other than a public offering pursuant to a compensation, dividend or stock purchase plan, or a public offering of debt.

     The ability to offer stock as consideration may make a transaction more economical for Emera as well as for the seller of the business. For purposes of calculating compliance with the $3 billion external financing limit or applicable equity sublimit, Emera's common stock would be valued at market value

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


based upon the closing price on the day before closing of the sale or based upon average high and low prices for a period of 20 days prior to the closing of the sale.

     c. Preferred Stock

     Emera may issue preferred stock from time to time during the Authorization Period. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Emera's board of directors. All such securities will be redeemed no later than 50 years after the issuance thereof. The dividend rate on any series of preferred stock or other preferred securities will not exceed at the time of issuance the rate generally obtainable for preferred securities having the same or reasonably similar terms and conditions issued by utility holding companies of reasonably comparable credit quality, as determined by competitive capital markets. Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred stock or other preferred securities may be convertible or exchangeable into shares of common stock.

     It is common practice for Canadian companies to finance their capital needs through the issuance of preferred stock. Emera has authorization in its Memorandum of Association, filed as Exhibit A-1 hereto, to issue preferred stock. Any issue of preferred stock would provide Emera with the flexibility to forego a dividend if sufficient cash was not available. Consequently, preferred stock can be considered a more flexible instrument from a cash management and financial leverage perspective.

     As a general matter, the dividend obligations of any preferred stock issued by Emera would be satisfied from dividends and other cash flow that Emera receives from its subsidiaries, including NSPI, BHE and Emera's Nonutility Subsidiaries. As with the issuance of debt securities, Emera believes that a restriction against parent-level preferred stock would be a unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with

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


Emera's ability to implement an optimal capital structure for its business. Prior to issuing preferred stock, debt or equity, Emera will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets. Exhibit FS-5 includes cash flow projections for Emera through 2003. The projections demonstrate that Emera has the financial capacity to issue preferred securities.

     d. Long-Term Debt

     Emera proposes to issue long-term unsecured debt in accordance with the conditions described in Item 1.E.2 above. Any long-term debt security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Emera may determine at the time of issuance. The request for authorization for Emera to issue long-term debt securities is consistent with authorization that the Commission has granted to other registered holding companies. See Southern Co., Holding Co. Act Release No. 27134 (February 9,
2000) ; Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999).

     Emera believes that a restriction against parent-level debt would be a unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with Emera's ability to implement an optimal capital structure for its business. Prior to issuing debt, preferred securities or equity, Emera will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets.

     e. Short-Term Debt

     Emera requests authorization to issue short-term debt including, but not limited to, institutional borrowings, commercial paper and bid notes. Issuance of short-term debt will be in accordance with the conditions described in Item 1.E.2 above. Proceeds of any short-term debt issuance may be used to refund pre-Merger short-term debt and Merger-related debt, and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained.

     Emera may sell commercial paper, from time to time, in established domestic U.S. or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Emera will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     Emera also proposes to establish bank lines of credit, directly or indirectly through one or more financing subsidiaries. Loans under these lines will have maturities of less than one year from the date of each borrowing. Emera may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

     f. Hedges and Interest Rate Risk Management

     Emera requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). Emera would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding debt issued under the authority requested in this application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedging Instrument exceed that of the underlying debt instrument and related interest rate exposure. Thus, Emera will not engage in "leveraged" or "speculative"


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


transactions. The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of Emera's debt to which such Hedging Instrument relates. Off-exchange Hedging Instruments would be entered into only with counterparties whose senior debt ratings are investment grade ("Approved Counterparties").

     In addition, Emera requests authorization to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into with Approved Counterparties, and would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. or Canadian Treasury futures contracts, U.S. or Canadian Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. or Canadian Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. or Canadian Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. or Canadian Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Hedging Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Emera will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

     Emera will endeavor to comply with SFAS 80 ("Accounting for Futures Contracts") and SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") when it is implemented or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). In addition, Emera will endeavor to qualify these financial instruments for hedge accounting treatment under FASB rules. In the event transactions in financial instruments or products are qualified for hedge accounting treatment under Canadian GAAP, but not under US GAAP, Emera's financial statements filed with the Commission will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a hedging transaction entered into by Emera or its subsidiaries (except BHE and its subsidiaries) will be allocated to BHE or its subsidiaries, regardless of the accounting treatment accorded to the transaction.

     To the extent such securities are not exempt under Rule 52(a), BHE requests authorization to enter into the transactions described in this Item 1.E.2.f on the same terms applicable to Emera.

     g. Guarantees

     Emera requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $500 million outstanding at any one time (not taking into account obligations exempt under Rule 45). All debt guaranteed will comply with the conditions in Item 1.E.2. Included in this amount are Guarantees entered into by Emera that were previously issued in favor of its Subsidiaries. The limit on Guarantees is separate from the limit on Emera's external financing. Emera proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee. As of December 31, 2000, Emera had no outstanding Guarantees on behalf of Subsidiaries.

     h. Subsidiary Financing

     Emera requests authorization to lend funds to certain of its Nonutility Subsidiaries at a mark up to Emera's cost of funds at any time during the Authorization Period without prior Commission authorization. The authorization requested would apply to all Nonutility Subsidiaries except BHE, any of BHE's direct or indirect subsidiaries, or NSPI. Emera requests such authority so that it can match the cost of funds charged to each subsidiary with each company's unique investment risk profile. This is desirable as a risk management measure and because it avoids the cross subsidization of higher risk subsidiaries from lower risk subsidiaries./55

     The Nonutility Subsidiaries that would be financed in this manner would not pass any increased costs on to BHE or its subsidiaries because they would not sell goods or services or lend funds to BHE or its subsidiaries. Emera intends to finance BHE's capital needs at the lowest practical cost. BHE will either finance its capital needs through short, medium and long-term borrowings authorized by the MPUC and exempt under Rule 52(a) or through borrowings from Emera, directly or indirectly through the Intermediate Holding Companies. BHE may also borrow funds from NSPI if NSPI has surplus funds and the interest rate on the loan would result in a lower cost of borrowing for BHE. All borrowings by BHE from an associate company would be at the lower of Emera's effective cost of capital, NSPI's effective cost of capital (if NSPI is the lender) or BHE's effective cost of capital incurred in a direct borrowing at that time from nonassociates for a comparable term loan./56 In addition, borrowings by BHE from an associate company would be unsecured, i.e., not backed by the pledge of specific BHE assets as collateral.

     The MPUC exercises jurisdiction over the securities issued by BHE with maturities of one year or longer. BHE requests Commission authorization to issue and sell securities with maturities of less than one year. Such short-term debt will not exceed an aggregate amount of $60 million outstanding at any time during the Authorization Period. BHE also requests authorization to guarantee

----------

55/ See, e.g., Energy East Corp., Holding Co. Act Release No. 27228 (September 12, 2000); Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999) (a requirement that the lender charge only its effective cost of capital for nonutility loans when market rates are greater would result in a subsidy to the nonutility borrower).

56/ BHE's nonutility subsidiaries will finance their capital needs through the issuance of securities under Rule 52(b).

----------
the obligations of its subsidiaries in an aggregate amount not to exceed $30 million. BHE may charge each subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee.

     NSPI generally may borrow funds at a lower cost of funds than Emera because Emera is structurally subordinated to NSPI with respect to the majority of assets in the Emera group. The concept of structural subordination relates to the priority of claims on any asset (and its implicit cash flow). An Emera creditor's claim on NSPI's assets is subordinate to an NSPI creditor's claim on NSPI's assets. Most of the assets in the Emera system reside with NSPI. Because NSPI can offer creditors a direct claim on its assets rather than the indirect claim that Emera's creditors are offered, NSPI generally finances its capital needs independently of Emera. As a FUCO, NSPI's financing would be exempt under
Section 33 of the Act unless guaranteed or otherwise supported by the credit of Emera.

     Each of the Intermediate Holding Companies also requests authorization to issue and sell securities to the other Intermediate Holding Companies and Emera, and to acquire securities from their respective Intermediate Holding Company subsidiaries and BHE. Each of the Intermediate Holding Companies also seeks authority to issue guarantees and other forms of credit support to direct and indirect Intermediate Holding Company subsidiaries and BHE. In no case would the Intermediate Holding Companies borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies.

     Each of the Intermediate Holding Companies is intended to function as a financial conduit to facilitate Emera's U.S. investments. For reasons of economic efficiency, the terms and conditions of any Intermediate Holding Company financings will be on an arm's length basis, except as noted above for financings by BHE. The Intermediate Holding Company financing proposed herein would be used to finance the capital requirements of BHE and any exempt or subsequently authorized activity that is hereafter acquired. The Intermediate Holding Company financing will not be used by the Intermediate Holding Companies to carry on business or investment activities within the Intermediate Holding Companies.

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


     i. Changes in Capital Stock of Wholly-Owned Subsidiaries

     The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Emera or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or an order issued in this file is unknown at this time. The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. As needed to accommodate such proposed transactions and to provide for future issues, Applicants request authority to change the terms of any wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Emera or other intermediate parent company.

     The requested authorization is limited to Emera's wholly-owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by BHE or any other public utility company would be subject to and would only be taken upon the receipt of any necessary approvals by the MPUC or other public utility commission with jurisdiction over the transaction. As noted previously, BHE will maintain, during the Authorization Period, a common equity capitalization of at least 30%. See New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15,
1999).

     j. Payment of Dividends Out of Capital or Unearned Surplus

     As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of BHE will be eliminated. In addition, the Merger will give rise to a substantial level of goodwill, the difference between the aggregate values allocated to all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for BHE and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J, the goodwill will be "pushed down" to BHE and reflected as additional paid-in-capital in its financial statements. The effect of these accounting practices would be to leave BHE without retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet showing a significant equity level. To allow BHE to pay dividends after the Merger, BHE requests authorization to pay dividends out of additional paid-in-capital and to redeem its common stock held by its associate company parent in lieu of the payment of dividends to the extent permitted by state law, provided in each case that BHE maintains the required minimum 30% common equity capitalization.

     The application of "push down" accounting represents a change in the manner of accounting. For FERC and state commission reporting purposes, goodwill will be recorded in BHE's books, however, the original historical basis of BHE's books will not be disturbed. FASB has recently announced new goodwill reporting standards that cease the amortization of goodwill for fiscal years beginning after December 15, 2001. Rather, goodwill will be subject to an annual impairment test requiring write downs of goodwill if the carrying value is less than the fair value of the reporting unit./57

     In determining whether to permit a registered holding company or subsidiary to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

     In support of its request, BHE asserts that each of the standards of
Section 12(c) of the 1935 Act enunciated in the EUA case are satisfied:

----------

57/  See, note 52, supra.

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                                       37

     (i) After the Merger, and giving effect to the push down of goodwill, BHE's common equity as a percentage of total capitalization will be at or above 30%; consistent with industry norms.

     (ii) BHE has a favorable history of prior earnings.

     (iii) Applicants anticipate that BHE's cash flow from operations after the Merger will improve. BHE's future earnings projections include amortization of "legacy" assets associated with its restructuring into a pure "wires" company and discussed further below. As BHE collects the revenue associated with these legacy assets, cash flow from operations will improve, generating operating cash in excess of earnings. The legacy revenues produce cash that is free and available for dividend payments because it is derived from BHE's former role as a provider of generation services. Since BHE is no longer in the generation business, it need not reinvest these revenues in generation activities to continue to provide adequate service to customers. Moreover, without removal of this cash from BHE in the form of a dividend or share repurchase BHE's common equity component of its capital structure will grow. The MPUC has prescribed a target common equity component not exceeding 40% of total capital. Applicants request therefore merely uses dividends or common stock redemptions to maintain BHE's equity level in the 30% to 40% of total capitalization band.

     (iv) The projected cash position of BHE after the Merger will be adequate to meet its operating needs. As of December 31, 2000, BHE had balances of $12.5 million in cash and cash equivalents. The amortization of goodwill is a non-cash expense that will not affect the cash flow of BHE. BHE is forecast to have sufficient cash to pay dividends/redemptions in the amounts contemplated.58

     (v) The proposed dividend payments are in the public interest. BHE is in sound financial condition and, as noted above, the dividend payments/redemptions are consistent with the interest of consumers and investors because they allow the capital structure of BHE to be adjusted to more appropriate levels of debt and equity.

----------

58/ Exhibit FS-5 to the Application contains cash flow projections for the years 2001 through 2003.

----------

     As explained previously, in 1997, the State of Maine implemented the Restructuring Act to bring retail competition to the sale of electricity. BHE was required to divest its generation under the Restructuring Act and it completed that process in 1999. Retail competition commenced in Maine in March, 2000, and BHE now functions as a transmission and distribution electric utility in this new regulatory paradigm. Nevertheless, BHE continues to have costs related to its legacy supply-related businesses that are recovered in rates.

     In particular, BHE has a regulatory asset that represents the cost BHE incurred in connection with the buy out of above-market power supply contracts and other unamortized generation-related costs, principally from PURPA qualifying facilities. The MPUC has allowed for a five to six year recovery in rates for most of these costs. The recovery for these costs appears in BHE's annual revenues and is labeled "Regulatory Asset Recovery" in the financial projections in Exhibit FS-5. This regulatory asset will be amortized over time and BHE will not invest additional funds to replace it. The regulatory asset is a remnant of BHE's previous structure under the old regulatory scheme and can be properly thought of as a return of capital. As such, the revenue stream associated with the asset is fully distributable since it has no relevance to the current and future business of BHE as a utility.

     Lastly, it is important to note that in no case would dividends be paid if BHE's common stock equity as a percentage of its total capitalization was below 30%. This restriction protects the interests of investors, consumers and the general public in soundly capitalized public utility companies.

     k. Financing Entities

     Emera and the Subsidiaries seek authorization to organize new corporations, trusts, partnerships or other entities that will facilitate financings by issuing income preferred securities or other securities to third parties. To the extent not exempt under Rule 52, the financing entities also request authorization to issue such securities to third parties. In connection with this method of financing, Emera and the Subsidiaries may: (i) issue debentures or other evidences of unsecured indebtedness to a financing entity in return for the proceeds of the financing; (ii) acquire voting interests or equity securities issued by the financing entity to establish ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the financing entity), and;
(iii) guarantee a financing entity's obligations in connection with a financing transaction. Emera and the Subsidiaries also request authorization to enter into expense agreements with financing entities to pay the expenses of any such entity. Any amounts issued by a financing entity to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. The authorization sought herein with respect to financing entities is substantially the same as that granted in New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998) and Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

     l. Tax Allocation Agreement

     Applicants ask the Commission to approve the agreement among certain Emera System companies to file a consolidated tax return ("Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention by US Holdco or Acq. Co. 1 ("US Group Parent"), of certain payments for tax losses that it has incurred, rather than the allocation of such losses to the Subsidiaries in the U.S. tax filing group without payment as would otherwise be required by Rule 45(c)(5).

     In this matter, US Group Parent is seeking to retain the benefit of tax losses that have been generated by it in connection with Merger-related debt only. As a result of the Merger, US Group Parent will be creating tax benefits from the interest expense on Merger-related debt that is non-recourse to BHE and its subsidiaries and unrelated to the financing of subsidiary operations. Because the debt incurred is necessary to finance US Group Parent's investment in BHE, US Group Parent should properly retain the related tax benefits. In addition, the Tax Allocation Agreement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare
Section 12(a) of the Act.

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


     The Commission has approved a substantially similar tax allocation agreement in The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Applicants have attached the form of the proposed Tax Allocation Agreement among US Group Parent and the Subsidiaries as Exhibit M-1.

     m. Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans

     Emera proposes, from time to time during the Authorization Period to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect up to 5 million shares of Emera common stock under Emera's dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans currently existing or that may be adopted in the future.59 For example, Emera currently maintains the following stock-based benefit plans for employees: 1) Emera Senior Management Stock Option Plan, which currently has 1,706,109 treasury shares reserved; 2) Emera Common Share Purchase Plan, which currently has 2,000,000 treasury shares reserved; and 3) Emera Dividend Reinvestment Plan. The plans will remain in effect following consummation of the Merger. The plans are described in greater detail in Exhibit J-1 to the Application.

     F. Intra-System Service Transactions

     1. Emera Services

     Emera requests authorization to form a service company, Emera Services, to provide a variety of services to the companies in the Emera System. As a general rule, the individual system companies will continue to independently perform certain functions that are most efficiently and effectively provided internally by each company. In contrast, Emera Services will offer system-wide coordination and strategy services, oversight services and other services where economies can be captured by centralization of personnel, equipment, practice and procedures

----------

59/ Emera intends to integrate any BHE stock-based benefit plans into the plans administered by Emera subsequent to the Merger.

----------
in one organization. Emera Services will also ensure adequate oversight and realize economies of scale by consolidating certain administrative and service functions for the Emera System.

     In particular, Applicants anticipate that the following services may be offered by Emera Services to system companies:

     a.   Rates and Regulatory.

          Emera Services may assist the Emera System companies in the analysis of their rate structures and in the formulation of rate policies and advise and assist the Emera System companies in proceedings before regulatory bodies involving the rates and operations of Emera System companies and of other competitors where such rates and operations directly or indirectly affect the Emera System companies.

     b.   Internal Auditing.

          Emera Services may conduct periodic audits of administration and accounting processes. Audits would include examinations of service agreements, accounting systems, source documents, allocation methods and billings to assure proper authorization and accounting for services.

     c.   Strategic Planning.

          Emera Services may advise and assist system companies with the preparation of strategic business plans and corporate strategies.

     d.   External Relations.

          Emera Services may maintain relationships with government policy makers, conduct lobbying activities and provide community relations support.

     e.   Transmission and Distribution System Management.

          Emera Services may assist BHE in coordinating the management of its transmission and distribution system to ensure the most efficient provision of services and to capture economies of scale as a larger purchaser in the market. BHE may, however, remain as the contract party under any agreement.

     f.   Legal Services, Corporate Secretary, and Risk Management.

          Emera Services may provide various legal services and general legal oversight, as well as corporate secretarial functions for the benefit of Emera System companies. In addition, Emera Services may provide insurance, claims, security, environmental and safety related services.

     g.   Marketing.

          Emera Services may assist Emera System companies to develop marketing strategies for product and brand name promotion. Individual Emera System companies may maintain independent marketing personnel to handle the day-to-day details of marketing campaigns.

     h.   Financial Services.

          Emera Services may provide various services including corporate tax, treasury, corporate accounting and reporting, general ledger maintenance and all accounting recordkeeping, processing certain accounts such as accounts payable, cash management, and others as may be deemed necessary, hedging policy and oversight, financial planning and rates (for Utility Subsidiaries and other Subsidiaries that interact with regulators or regulated companies). Each Subsidiary may also maintain its own corporate and accounting group and engage Emera Services to provide advice and assistance on accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports and the filing of financial reports with regulatory bodies, on a system-wide basis.

     i.   Information Systems and Technology.

          Emera Services may provide the Emera System companies with electronic data processing and telecommunication network services.

     j.   Executive.

          Using Emera's executive staff working through Emera Services, Emera Services may assist the Emera System companies in formulating and executing general plans and policies, including operations, issuances of securities, appointment of executive personnel, budgets and financing plans, expansion of services, acquisitions and dispositions of property, public relationships and other related matters.


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


     k.   Investor Relations.

          Emera Services may maintain relationships with the financial community and provide certain shareholder services.

     l.   Customer Services.

          Emera Services may provide billing, mailing, remittance processing, call center and customer communication services for customers.

     m.   Employee Services.

          Emera Services may offer to assist system companies to develop employee relations policies and programs and to train personnel in a coordinated manner across the Emera System. Each Emera System company may maintain a human resources group to handle the individualized application of policies and programs. Emera Services may also provide payroll services, management of the employee benefit plans, employee communications and mail services.

     n.   Engineering.

          Emera Services may provide engineering services for the Emera System companies. These services could include infrastructure expansion and improvements, right-of-way maintenance and acquisition, surveys, mapping, laboratory, and environmental services.

     o.   Business Support.

          i.   Power Procurement

               Emera Services may coordinate and procure power supplies on behalf of NSPI and BHE.

          ii.  Purchasing.

               Emera Services may provide procurement services to Emera System companies.

          iii. Facilities Management.

               Emera Services may provide facilities management services for offices owned by Emera System companies.

     p.   Other Services.

          Emera Services may provide other services, such as business development, as identified in the services agreement or requested by the Subsidiaries.

     In accordance with the services agreement, services provided by Emera Services will be directly assigned if possible or allocated as necessary by activity, project, program, work order or other appropriate basis. To accomplish this, employees of Emera Services will record transactions using data capture and accounting systems currently in place at Emera as well as new systems to be installed for future use. Costs of Emera Services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate system company in accordance with the guidelines set forth in the services agreement (included as Exhibit I-1 to the Application). It is anticipated that Emera Services will be staffed primarily by transferring personnel from Emera and, to a certain extent, with personnel transferred from NSPI and BHE. Emera Services' accounting and cost allocation methods and procedures would be structured to comply with the Commission's standards for service companies in registered holding company systems. Emera Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding-company systems, as may be adjusted to use the FERC uniform system of accounts. Exhibit I-3 discusses the systems and procedures to be implemented by Emera Services.

     The operations of Emera Services will be coordinated and managed with the objective of maximizing the economical and efficient performance of services for all associate companies in the Emera System. As compensation for services, the services agreement will provide for client companies to "pay to Emera Services the cost of such services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards." Where more than one company is involved in or has received benefits from a service performed, the services agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the services agreement.

Thus, charges for all services provided by Emera Services to affiliated utility companies, non-utility companies and the holding company will be on an "at cost" basis as determined under Rules 90 and 91 of the Act./60

     No change in the organization of Emera Services, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Emera Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Emera Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Emera Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

     Emera will structure the services agreement so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder. Rule 88 (b) provides that "(a) finding by the commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or is to be so conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the

----------

60/ NSPI is a public utility company as defined in the Public Utilities Act (Nova Scotia) ("PUA") and is subject to regulation under the PUA by the Nova Scotia Utility and Review Board ("UARB"). The PUA gives the UARB supervisory powers over NSPI's operations and expenditures. The UARB also regulates NSPI's electricity rates and capital structure. The UARB would not regulate the conduct of business by Emera Services.

----------

Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1. See Unitil Corp., 51 SEC Docket 562 (Apr. 24, 1992); CINergy Corp., 57 SEC Docket 2353 (Oct. 21, 1994). In this
Application, Emera Resources has submitted substantially the same application information as would have been submitted in a Form U-13-1.

     Accordingly, it is appropriate for the Commission to find that Emera Services will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     Emera proposes that, for a limited period of time ending on March 31, 2002 ("Transition Period"), Emera will continue to provide services and sell goods to Emera System companies. Emera will comply with the provisions of Rule 90 with respect to the performance of services or construction for associate companies on the basis of cost and with the provisions of Rule 92 with respect to the sale of goods produced by the seller./61 The Transition Period will allow the Emera System to practically and efficiently implement the transition to Emera Services as the principal provider of services to the Emera System. In particular, because the Emera Services will need to be organized, implement appropriate accounting and cost tracking systems, test the systems and train employees prior to commencing operations, the Transition Period will allow Emera Services adequate time to perform these tasks. The Transition Period will also allow for the orderly transfer of Emera's personnel to Emera Services for the purpose of staffing its service operations.

     The relief requested here is similar to the relief granted in AGL Resources, Inc., Holding Co. Act Release No. 27243 (October 5, 2000) (AGL Resources authorized to provide services to system companies during a transition period intended to allow for a practical and efficient transition to a

----------

61/ A form of transition services agreement is attached as Exhibit I-2.

----------
centralized and unified service company organization). The proposed Transition Period is a reasonable extension of the 30-day transition period provided in Rule 82(a) and its is justified under Section 13(a) of the Act as a special or unusual circumstance not in the ordinary course of business. In particular, Emera had traditionally performed the service company function for the Emera System but, as a registered holding company, it must now transfer all of these services to a new entity which must acquire and install appropriate systems and recruit personnel. This is a one-time-only event, not in the ordinary course of business. Further, the Transition Period is necessary and appropriate in the public interest and in the interest of investors and consumers because it allows time to acquire new software and to fully modify existing software systems for the most efficient transition to a centralized service company structure without wasteful expenditures on intermediate, temporary software modifications.

     Customers of Emera's utility subsidiaries will not be detrimentally affected by the services provided during the Transition Period since all transactions will comply with the applicable provisions under the Act, including the provisions of Rule 90 thereunder requiring the performance of services on the basis of cost. In no event will Emera provide services to Emera System companies after the Transition Period, except in accordance with Rule 85 under the Act.

     G. Nonutility Reorganizations

     Applicants propose to restructure Emera's nonutility holdings from time to time as may be necessary or appropriate in the furtherance of the Emera System's authorized nonutility activities. To that end, Emera requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     Restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the Emera System's existing or future authorized nonutility businesses. Restructuring could also involve the transfer of existing subsidiaries, or portions of existing businesses, among the Emera associates and/or the reincorporation of existing subsidiaries in a different jurisdiction. This would enable the Emera System to consolidate similar businesses and to participate effectively in authorized nonutility activities, without the need to apply for or receive additional Commission approval.

     These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which Emera, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the Emera System is authorized, whether by statute, rule, regulation or order, to engage in those businesses. Emera does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by the Emera System into a new, unauthorized line of business.

     The Intermediate Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Nonutility Subsidiaries. Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to the permitted businesses of the Nonutility Subsidiaries.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Emera's investments in Nonutility Subsidiaries.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC or other non-exempt Nonutility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Emera and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Emera's exposure to Canadian, U.S. and foreign taxes; (7) to further insulate Emera and its utility subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Development Activities will be funded in accordance with Rules 45(b) and 52(b). To the extent that Emera provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG or FUCO, or Rule 58 Subsidiary, the amount of such funds or guarantees will be included in Emera's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

     H. Energy-Related and Gas-Related Subsidiaries

     Emera conducts various businesses in Canada that, but for their source of revenues would qualify as "energy-related" or "gas-related" under Rule 58. For example, Strait Energy Inc. ("Strait Energy") is a wholly owned subsidiary of Emera that sells steam power. The sale of thermal energy is the type of business that is retainable under Rule 58(b)(vi), but because Strait Energy derives substantially all its revenues from Canadian sources, as a technical matter the exemption under the rule is unavailable.

     The Commission has, however, found that certain energy-related activities that would otherwise constitute energy-related companies under Rule 58 but for their operations outside the U.S. could be conducted in Canada or internationally by registered holding company systems. EUA Cogenex Corp., Holding Co. Act Release No. 26741 (July 15, 1997) (authorizing EUA Cogenex Corporation and EUA Cogenex-Canada, Inc., both subsidiaries of the U.S. public utility holding company Eastern Utilities Associates, to organize a Canadian subsidiary engaged in a range of energy conservation-related business activities); Energy East Corp., Holding Co. Act Release No. 27224 (August 31,
2000) (authorizing retention of Xenergy Canada, Inc., a company providing utility related software services); Cinergy Corp, Holding Co. Act Release No. 26662 (February 7, 1997) (authorizing Cinergy Solutions to market energy-related services on a domestic and international basis).

     Accordingly, Emera requests authorization to invest up to 15% of its consolidated capitalization in companies that derive revenues from Canada and that otherwise qualify as "energy-related" or "gas-related" under Rule 58, provided that Emera's investment it its Subsidiaries at the time of its registration under the Act shall be excluded from the investment limit. Emera's post-Merger investment in Canadian energy-related and gas-related subsidiaries will be aggregated with its post-Merger investment in Rule 58 subsidiaries for purposes of calculating the 15% of consolidated capitalization limit. As of December 31, 2000, 15% of Emera's consolidated capitalization was $281.45 million.

     I. EWG and FUCO Investments

     Emera may use the proceeds of the financings proposed in this Application, in part, for investments in EWGs and FUCOs. Under Rule 53, in determining whether to approve the issue or sale of a security by Emera to finance an EWG or FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance. In particular, in connection with the financing of the acquisition of an EWG, or the guarantee of a security of an EWG by Emera, the

Commission may not find that the securities issuance is not reasonably adapted to the earning power of Emera or to the security structure of Emera or companies in the Emera System, or that the circumstances are such that a guarantee by Emera of the security of an EWG would create an improper risk for Emera, if the conditions of Rule 53(a) are met and none of the provisions of Rule 53(b) are applicable.

     Emera does not satisfy the conditions of Rule 53(a) because its FUCO investment exceeds 50% of its consolidated retained earnings. As of December 31, 2000, Emera had consolidated retained earnings of $200.4 million and an investment of $1,563.48 million in NSPI. Because the conditions of Rule 53(a) are not satisfied, Emera must demonstrate that the proposed issuance of securities is consistent with the standards of Rule 53(c)./62

     In addition, none of the provisions of Rule 53(b) are applicable to Emera. Neither Emera nor any subsidiary having assets with a book value exceeding 10% or more of consolidated retained earnings has been the subject of a bankruptcy or similar proceeding. The average consolidated retained earnings of Emera for the four most recent quarterly periods has not decreased by 10% from the average for the previous four quarterly periods. Lastly, Emera has not reported operating losses attributable to investments in EWGs or FUCOs.

     Emera requests authorization to issue and sell securities in an aggregate amount of up to $2.0 billion, such amount to be included within the $3 billion overall financing limit proposed in Item 1.E.1 above, for the purpose of financing the acquisition of EWGs and FUCOs. As of December 31, 2000, Emera's investment in NSPI was $1,563.48 million. Consequently, the additional authorization requested and Emera's current investment in EWGs and FUCOs could result in an aggregate investment of approximately $3.6 billion.

----------

62/ Emera also does not meet the GAAP books and records requirement in Rule 53(a), but it will comply with the other provisions of Rule 53(a), in particular, the reporting requirements, and the limitation on the use of public utility subsidiary employees in the provision of services to EWGs and FUCOs.

----------

     The proposed issuance and sale of securities meets the standards of Rule 53(c) and should be authorized. The securities issuance will not have a substantial adverse impact upon the financial integrity of the registered holding company system and it will not have an adverse impact on any utility subsidiary of Emera or on the ability of the MPUC to protect the customers of such subsidiaries. The general financing commitments proposed in this Application assure that Emera will remain financially sound, in particular the 30% minimum capitalization standard and the investment grade debt rating standard assure that any securities issued for purposes of financing an EWG or FUCO investment would be consistent with an appropriate capital structure. In addition, the MPUC has full authority to monitor BHE and its relationship with Emera and to take corrective action should it find that the affiliation has an adverse impact on BHE or its customers. The full extent of the MPUC's authority is discussed infra. See Item 3.B.6.

     Emera practices a disciplined investment review process to assure that it identifies and minimizes or appropriately mitigates the risks associated with FUCO activities. Before any project investment would be made, the project would be analyzed in detail, including country risk, political risk, currency risk, regulatory risk and project specific risks. The review process would be conducted both at the subsidiary level where the project would be developed and at the Emera level. All projects must be consistent with Emera's broader strategic goals and consistent with Emera's skills and expertise. Individual project plans would be created to evaluate the project "fit" and the potential hurdles or obstacles to success as well as the opportunities presented. All projects must be justified on business, technical and economic grounds.

     Once past the initial review stages the project will be subject to additional review by senior Emera management. If the project passes this review, briefing materials for the Emera board of directors will be prepared outlining the key risks and opportunities, as well as the strategic rationale for the proposed investment. The board's review serves as an additional check on the internal evaluation process.

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


     Because many projects will also be debt financed, in some cases on a non-recourse basis, lenders that provide project finance also play a role in critically appraising the financial soundness of a project and its risk profile.

     Emera is financially sound and experienced in the energy industry in Canada. Customers of BHE will not be adversely affected by Emera's EWG or FUCO investments because of Emera's commitment to maintain a minimum 30% common equity percentage and investment grade debt ratings. Moreover, the MPUC has certified that it has adequate authority to protect BHE's ratepayers from any adverse effects that may be associated with Emera's ownership of BHE. Lastly, Emera commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     J. Reporting

     Applicants request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X. The exemption would apply only to Emera and its subsidiaries that are organized outside the U.S. Any exempted company would maintain its financial statements in accordance with Canadian GAAP and, if it is a material subsidiary, reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F when such statements are provided to the Commission in Emera's filings on Form U5S and in the Rule 24 certificates proposed below.

     Emera proposes to file certificates under Rule 24 on a semi-annual basis within 60 days of the end of Emera's fiscal year and fiscal second quarter. The Rule 24 certificates will contain the following information

     a. If sales of common stock by Emera are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

     b. The total number of shares of Emera common stock issued or issuable pursuant to options granted during the reporting period under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

     c. If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

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


     d. If a guarantee is issued during the reporting period, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

     e. The amount and terms of any financings consummated by any Subsidiary utility company that are not exempt under Rule 52;

     f. A list of U-6B-2 forms filed with the Commission during the reporting period, including the name of the filing entity and the date of filing;

     g. Consolidated balance sheets as of the end of the reporting period and separate balance sheets as of the end of the reporting period for each company, including Emera, that has engaged in jurisdictional financing transactions during the reporting period;

     h. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public utility subsidiary.

     i. A retained earnings analysis of Emera on a consolidated basis and for each public utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the reporting period.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses to be paid or incurred by Emera, directly or indirectly, in connection with the Merger are estimated to be approximately $4.72 million.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

     A. Applicable Provisions

     The acquisition by Emera of the voting securities of BHE and the BHE public-utility subsidiary companies is subject to Sections 9 and 10 of the Act. The retention of the Subsidiaries is subject to Section 11 of the Act. The proposed financing transactions are subject to Sections 6, 7, and 12 of the Act and the proposed establishment of a Emera Services is subject to Section 13 of the Act.

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


     B. Legal Analysis

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person to acquire directly or indirectly any security of any public utility company if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." As a result of the Merger, Emera would become an affiliate of three public utility companies: BHE, MEPCO and Chester SVC. NSPI would not be deemed a utility affiliate under the Act.

     As part of its obligations under the Merger Agreement, Emera has committed that NSPI will claim exempt FUCO status. Specifically, Section 7.02(c) of the Merger Agreement provides:

     Parent agrees that . . . each of its non-U.S. public-utility company subsidiaries (and such non-utility subsidiaries or businesses, if any, as Parent determines to place under or within any of such non-U.S. public utility company subsidiaries) shall claim the status of a "foreign utility company" under Section 33 of the 1935 Act.

Emera has made this commitment understanding that NSPI must continue to comply with the requirements of Section 33 of the Act. Emera is, therefore, firmly committed that NSPI's business will be conducted to assure NSPI's eligibility for FUCO status.

     To qualify as a FUCO under Section 33 of the Act:

     (1) NSPI must own or operate facilities that are not located in any state and that are used for the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power;

     (2) NSPI may not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S.;

     (3) Neither NSPI nor any of its subsidiaries may be a public utility company operating in the U.S.; and,

     (4) NSPI must provide notice to the Commission on Form U-57 that it is a FUCO and, to obtain the exemptions provided under the Act, the MPUC

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


          must certify to the Commission that it has the authority and resources to protect the ratepayers subject to its jurisdiction and that it intends to exercise its authority. Sections 33(a)(2) and 33(a)(3).

Ownership of Utility Facilities

     NSPI is a vertically integrated utility serving approximately 440,000 customers in Nova Scotia with assets of $1,913.3 million. Its utility assets include 2,183 MW of electric generating capacity, approximately 5,200 km of transmission lines, 24,000 km of distribution lines, associated substations and other facilities. NSPI has no retail gas distribution facilities. NSPI neither owns nor operates utility facilities located in the U.S. and derives none of its income from the generation, transmission or distribution of electricity for sale, or retail gas distribution, within the U.S. NSPI has no utility subsidiaries.

Source of Income

     NSPI's income comes from its utility activities in Nova Scotia. NSPI does not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S. In 2000, NSPI sold 181 GWh of electric energy within Canada or at the Canada/U.S. border to purchasers for consumption in Canada or export to the U.S. These sales used the lines of New Brunswick Power which is interconnected with the transmission facilities of MEPCO, a 14.2% owned BHE subsidiary. At present, NSPI is not authorized to transmit power and energy within the U.S., and accordingly, all purchasers would take title to any energy sold within Canada or at the international border for transmission via ISO-New England facilities.

     The sale by NSPI of power at the Canadian border does not cause NSPI to fail to qualify for FUCO status. Sales by NSPI at the Canadian border should be treated as Canadian sales consistent with Commission precedent. As Canadian sales, these transactions should not be deemed to involve income from the generation, transmission or distribution of electric energy for sale in the U.S.

that would cause NSPI to fail to qualify for exempt FUCO status, so long as the purchaser is not a direct or indirect subsidiary of NSPI.

     That NSPI's sales at the Canadian border are Canadian in character is consistent with Commission precedent concerning the treatment of sales at a state border in cases under Section 3(a)(1). See, e.g., Consolidated Edison, Inc., Holding Co. Act Release No. 27021 (May 13, 1999) ("Con Edison makes only a small number of wholesale sales, and the majority of those sales are in New York or at the New York border, and thus are intrastate in character."); NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) ("Although Northern Indiana sells electricity at wholesale to non-Indiana customers, almost all of those sales take place in Indiana or at the Indiana border, and therefore do not constitute utility operations outside of Indiana.") (emphasis added). To establish that the applicants were entitled to an exemption under Section 3(a)(1) of the Act, the Commission in these cases found that the holding company and its material utility subsidiaries were "predominantly intrastate in character" and that they did "carry on their business substantially in a single state." By finding that the sales of electricity took place at the border, the Commission determined that applicants' operations met that standard. Similarly, given that NSPI is not authorized to transmit power and energy within the U.S. and that transactions are structured so that all purchasers take title to any energy sold at the international border, it is appropriate to find that these sales are fundamentally Canadian.

     Because the sales by NSPI have taken place in Canada, they cannot be deemed to generate income directly from the generation, transmission or distribution of electric energy for sale in the U.S. To assure the Commission that NSPI will continue not to derive income directly from the generation, transmission or distribution of electric energy for sale in the U.S., NSPI commits that all future sales of electricity will take place at the border or within Canada. In addition, to fully protect U.S. retail customers from utility service that is not regulated in the U.S., NSPI will not sell electricity or transmission or distribution services directly to retail customers within the U.S.

     With regard to whether NSPI's sales at the border provide it with indirect income from the generation, transmission or distribution of electric energy for

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


sale in the U.S., we note that all sales in the past were made to unaffiliated purchasers. Consequently, NSPI did not receive any income indirectly from these purchasers' subsequent resale of power in the U.S. To assure the Commission that NSPI will continue not to derive income indirectly from the generation, transmission or distribution of electric energy for sale in the U.S., NSPI commits that no direct or indirect subsidiary of NSPI will engage in the generation, transmission or distribution of electric energy for sale in the U.S.

     In other contexts, the Division has concurred in the view that a FUCO can own a U.S. exempt wholesale generator ("EWG") without being deemed to derive a portion of its income from the generation, transmission, or distribution of electric energy for sale within the United States for purposes of Section 33. Central and South West Corporation, SEC No-Action Letter (Sept. 13, 1995), involved the proposed acquisition by Central and South West Corporation ("CSW") of a UK regional electric company (the "REC"). Although the REC was engaged primarily in the distribution of electric energy in the United Kingdom, it also owned two U.S. qualifying cogeneration facilities through a U.S. EWG. CSW argued, among other things, that the Commission should reject a reading that would elevate form over status, in contravention of the purposes of the Act. So, too, in this matter, the Commission should reject a reading of Section 33 that could have the unintended effect of discouraging sales from Canada into New England at a time the region is facing skyrocketing energy costs and potential power outages, in contravention of the Act's policy against uneconomic operations./63

     To summarize, sales by NSPI at the Canadian border to an entity that is not a direct or indirect subsidiary of NSPI should not be deemed to involve income from the generation, transmission or distribution of electric energy for sale in the U.S. that would cause NSPI to fail to qualify for exempt FUCO status. To

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63/ Accord, The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar.
15, 2000) at 23 (granting FUCO status to a subsidiary of a foreign holding company to facilitate a U.S. utility acquisition where the FUCO status was "consistent with the fundamental purpose of the Act to protect consumers and investors").

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                                       59
assure that NSPI will continue to qualify as a FUCO, Emera commits that: (1) NSPI will not sell directly to retail customers within the U.S.; (2) sales will only take place at the Canadian border or within Canada, and; (3) no direct or indirect subsidiary of NSPI will engage in the generation, transmission or distribution of electric energy for sale in the U.S.

     We note that the current administration has recently announced energy policies that support increased ties between the U.S. and Canada, including power flows across the border. President Bush's "National Energy Policy: Report of the National Energy Policy Development Group" (dated May 17, 2001) (the "Report"), discusses the importance of Canadian power in U.S. markets. According to the Report, Canadian sources of power "provide important trade and clean air benefits, while allowing both [the U.S. and Canada] to benefit from load sharing and integration." Report at 8-8. The Report also notes that "Longstanding U.S. policy supports a liberalized global energy sector that is open to international trade and investment. The United States benefits from international investments at home that have increased our energy sector's capacity and its infrastructure." Report at 8-5 and 8-6. The findings and policy recommendations of the Report strongly suggest that the Commission's interpretation of Section 33 should foster a flexible environment between Canadian FUCOs and their U.S. affiliates.

Utility Operations in the U.S.

     NSPI does not, directly or through subsidiaries, own or operate utility assets, as defined under the Act, located in the U.S.

Notice on Form U-57 and MPUC Certification

     Prior to the closing of the Merger, Emera will file Form U-57 with the Commission, claiming FUCO status for NSPI. Because BHE will become NSPI's affiliate after the Merger, Applicants also must satisfy Section 33(a)(2) of the Act to obtain the exemption from the Act available to FUCOs. Applicants have obtained certification from the MPUC under Section 33(a)(2), that it has the authority and resources to protect the ratepayers subject to its jurisdiction and that it intends to exercise its authority. The MPUC certification is included in this Application as Exhibit D-3.

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

Nonutility Subsidiaries

     NSPI has no subsidiaries. Consequently, its exemption under Section 33 does not raise any issue with respect to whether certain nonutility businesses may or may not be retainable by a FUCO./64

     Under Section 33(a)(1) of the Act, a FUCO is generally exempt from all the provisions of the Act and is not considered a public utility company under the Act. Accordingly, NSPI will not be a public utility subsidiary of Emera for purposes of Sections 9 and 10 of the Act.

     The statutory standards to be considered by the Commission in evaluating the Merger are set forth in Section 10 of the Act. As explained more fully below, the Merger complies with all of the applicable provisions of Section 10 and should be approved. Upon completion of the Merger, Emera will register as a holding company under Section 5 of the Act.

     1. Section 10(b)(1)

     Section 10(b)(1) precludes approval of an acquisition that "will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers."

     a. Interlocking Relationships.

     By its nature, any acquisition results in new links between theretofore unrelated companies./65 Interlocking boards are typical of wholly-owned subsidiaries and necessary to integrate the BHE companies into the Emera system.

----------

64/ See, Foreign Utility Companies, Holding Co. Act Release No. 27342 (January 31, 2001) (proposing for comment rules 55 and 56 regarding investments in FUCOs and suggesting that the Commission should establish standards for the type of businesses in which a FUCO could engage).

65/ Cf. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (stating that interlocking relationships are necessary to integrate two merging entities).

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                                       61

The interlocks, therefore, will be in the public interest and the interests of investors and consumers, and thus not prohibited by Section 10(b)(1).

     b. Concentration of Control.

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system./66 In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."/67

     As explained more fully in the application of BHE to the FERC under Section 203 of the Federal Power Act, the proposed Merger will not have any adverse effect on competition, rates or the effectiveness of federal or state regulation./68 Specifically, the proposed Merger cannot and will not harm competition in wholesale power markets because:

     o    NSPI and BHE do not sell into common markets.

     o NSPI does not own or control any generation in the NEPOOL, the only market in which BHE sells power.

     o All of NSPI's generation is located in Nova Scotia and there is virtually no available transfer capability ("ATC") between Nova Scotia and BHE.

     BHE also possesses no market power over transmission as in 1997 it transferred operational control of its higher voltage transmission facilities to ISO New England, Inc. ("ISO-NE") and offers service over its lower voltage facilities pursuant to a FERC accepted open access transmission tariff.

----------

66/ American Electric Power Co., 46 S.E.C. 1299, 1309 (1978).

67/ Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968).

68/ The order of the FERC approving the Merger is attached hereto as Exhibit
D-5.

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


     Other regulators have considered the competitive effect of the proposed Merger./69 The FERC considered competitive issues when it approved the Merger under Section 203 of the Federal Power Act, and notification and report forms were filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. ss.1311 et seq. The Federal Trade Commission granted Emera early termination of the notice period on February 28, 2001, thereby permitting consummation of the transaction as of that date.

     For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

     2. Section 10(b)(2)

     Section 10(b)(2) requires the Commission to determine whether the consideration Emera is giving for BHE is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets being acquired. A competitive bidding process conducted by an investment banking firm determined who would acquire BHE. The firm contacted numerous parties to determine interest, and conducted due diligence with companies that had submitted indications of interest. BHE's board then accepted definitive proposals from two remaining companies at the conclusion of the due diligence process. The resulting price and terms and conditions for the acquisition are the product of arms'-length negotiations between the buyer and seller. In light of this evidence, Emera believes that the consideration for the acquisition bears a fair relationship to the sums invested in and the earning capacity of the BHE utility assets.

----------

69/ See, e.g., Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21,
1990) (finding that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers").

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                                       63

     Further, Emera believes that the estimated fees and expenses in this matter bear a fair relation to the value of BHE and the strategic benefits to be achieved by the Merger and, further, that the fees and expenses are fair and reasonable./70

     3. Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will unduly complicate the acquirer's capital structure or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system.

     The proposed Merger will not unduly complicate the capital structure of Emera or its public-utility subsidiaries. The proposed Merger does not involve the creation of any minority interests nor will the existing senior debt and senior equity securities of Emera be affected by the Merger.

     Section 10(b)(3) also directs the Commission to consider whether an acquisition will be detrimental to the public interest or the interest of investors or consumers, or the proper functioning of the resulting holding company system. The acquisition of BHE will not be detrimental to the protected interests or to the proper functioning of the resulting holding company system. The BHE board of directors determined that BHE's small size, and the possibility of further shrinkage of its revenue base as additional aspects of its business become subject to competition, would make it increasingly difficult to maintain regulated rates at reasonable levels and attract capital on reasonable terms.

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70/ See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992),
modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). The total estimated fees and expenses of $4.72 million represent 2.4% of the value of the consideration Emera will pay for BHE, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).


----------

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


BHE's board of directors believes that Emera and its principal subsidiary, NSPI, represent a good fit for BHE. NSPI serves a geographical area like BHE's, and its management has experience operating a utility with challenges similar to those faced by BHE. In turn, BHE's management and employees have experience doing business with Canadian utility companies. The BHE board of directors also believes that the Merger will provide future benefits to BHE's customers and employees as the best practices of both firms are shared and implemented. Perhaps more importantly, the MPUC, the agency that is most directly responsible for the protection of Maine utility consumers, has approved the Merger./71

     4. Section 10(c)(1)

     Under this section, the Commission cannot approve "an acquisition of securities, or of any other interest, which is unlawful under the provisions of
Section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8, which governs the combination of electric and gas operations, does not apply to the instant transaction. Section 11 requires that a registered holding company should be generally limited to a single integrated public-utility system. In connection with its previous order, the Commission concluded that BHE's existing utility operations constitute a single, integrated electric-utility system within the meaning of the Act./72 The proposed Merger will impose a new holding company structure over the existing BHE system; it will not affect the integration of that system./73

     Section 11 also requires that a registered holding company system should be limited to "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." Although the Commission has traditionally interpreted this provision to require an operating or functional relationship/74 between the non-utility activity and the system's core non-utility business, in its release promulgating

----------

71/ See Exhibit D-2, Order of the MPUC dated January 5, 2001 and infra Item 3.B.7.e.

72/ Bangor Hydro-Electric Company, Holding Co. Act Release No. 27094 (Oct. 25,
1999).

73/ Supra at 12.

74/ Michigan Consolidated Gas. Co., 44 SEC 361 (1970), affd. Michigan Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).


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                                       65

Rule 58,/75 the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission concluded in the Rule 58 Release "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. Furthermore, in its 1995 report entitled "The Regulation of Public-Utility Holding Companies" (the "1995 Report"),/76 the Commission's staff recommended that the Commission replace the use of bright-line limitations with a more flexible standard that would take into account the risks inherent in the particular venture and the specific protections provided for consumers./77 With respect to diversified activities that fall outside the scope of Rule 58, the Commission staff recommended "a more flexible interpretation of the provisions of the Act concerning diversification. Specifically the staff advocated an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business."/78

                  As set forth below, all of Emera's non-utility businesses are retainable.


----------

75/ Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (February 14, 1997) ("Rule 58 Release").

76/ The Regulation of Public-Utility Holding Companies, Report of the Division of Investment Management to the U.S. Securities and Exchange Commission, (June
1995).

77/ 1995 Report at 81-87, 91-92.

78/ 1995 Report at 91.


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


     1. NS Power Services Ltd., a wholly owned subsidiary of Emera, was in the business of providing energy services. NS Power Services Ltd. is currently inactive./79

     1.1. NSP Trigen Inc., is 50% owned by NS Power Services Ltd., and the remainder is owned by a nonaffiliate. NSP Trigen Inc. is currently inactive.

     2. Enercom Inc., a wholly owned subsidiary of Emera, is a holding company for Emera's diversified activities within the energy industry. Enercom Inc. is retainable as an intermediate holding company under New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999) (authorizing organization and capitalization of one or more "intermediate" nonutility subsidiaries to act as holding companies over other nonutility subsidiaries).

     2.1 Cablecom Ltd., is a wholly owned subsidiary of Enercom Inc. The company is engaged in the design and engineering, project management, construction, structured cabling, maintenance and installation of fiber optic and wireless communications applications. Before the Merger, Cablecom Ltd. ("Cablecom") will file an application with the Federal Communications Commission ("FCC") to qualify itself and its subsidiaries as exempt telecommunications companies ("ETCs") under Section 34(a) of the Act. As an ETC, Cablecom will be retainable.

     2.1.1 Fibretek Inc., is a wholly owned subsidiary of Cablecom Ltd. that engages in the same activities as its parent. Accordingly, Fibretek Inc. will qualify as an exempt telecommunications company under Section 34(a) of the Act and will be retainable.

     2.2 Emera Fuels Inc. ("Emera Fuels") is a wholly-owned subsidiary of Enercom Inc. that is engaged principally in the retail and wholesale supply of furnace and heavy fuel oil, but also to a much lesser extent, lubricants, diesel fuel and gasoline products, in Nova Scotia and southern New Brunswick. Emera Fuels had revenues of $49.7 million in 2000 (its cost of fuel oil sold was $45.6

----------

79/ In the event Emera seeks to reactivate any of its inactive Subsidiaries it will file a post-effective amendment seeking authorization to engage in the proposed activities if such authorization is required under the 1935 Act.


----------
million), compared with Emera's total revenues of $604.2 million./80 Emera Fuels is retainable because it is an energy supply and marketing company. This is a similar business to the business permitted under Rule 58(b)(1)(v), the "brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels."

     The Commission has also approved the retention of the following businesses that supply energy products other than electricity and natural gas on a wholesale and retail basis: Whiting Petroleum Corp., a subsidiary of Alliant, "purchases, develops, and produces crude oil and natural gas," WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998); Harbor Coal Company, an indirect subsidiary of NiSource, Inc., pulverizes coal and delivers it to a manufacturing facility for use as blast furnace fuel, NiSource, Inc., Holding Co. Act Release No. 27265 (November 1, 2000); SCANA Energy Marketing Inc., markets electricity, natural gas and other light hydrocarbons, SCANA Corp., Holding Co. Act Release No. 27133 (February 9, 2000); Energy East Solutions, LLC, sells natural gas, fuel oil and other services and markets a full range of energy-related planning, financial, operational and maintenance services to commercial, industrial and municipal customers, Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000); EnergyNorth Propane, Inc. sells propane to approximately 15,300 customers in New Hampshire, Keyspan Corp., Holding Co. Act Release No. 27271 (November 7, 2000). Applicants submit that the distribution of furnace oil, fuel oil and related products is essentially no different than the distribution of propane or coal for use as fuel. All of these activities are related to a registered holding company system's role of energy and energy service provider and these activities are well within the existing

----------

80/ Only 4% of Emera Fuels' revenues were derived from wholesale sales of gasoline. Emera Fuels has no retail gasoline sales operations. The overwhelming majority of Emera Fuels' revenues are derived from the wholesale sale of heavy and light fuel oils (50%) and the retail sale of light fuel oil (46%), principally by delivery to homes, commercial and industrial facilities for use as a heating fuel. These activities are part of Emera Fuels strategy of delivering total energy products and services.


----------

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


base of expertise, experience and knowledge of Emera. Moreover, considering the current scale of Emera Fuels' operations, these activities present no significant risks to the financial soundness of the Emera System. Consequently, Emera Fuels is retainable under the Act.

     3. Stellarton Basin Coal Gas Inc. is a wholly owned subsidiary of Emera that was formed to participate in a joint venture to explore and develop methane gas reserves in Nova Scotia. This type of business is retainable under American Electric Power Company, Inc., Holding Co. Act Release No. 26933 (November 2,
1998) (authorizing AEP to acquire energy assets including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities) (the "AEP Energy Assets Order").

     4. Strait Energy Inc. is a wholly owned subsidiary of Emera that sells steam energy. The sale of thermal energy is a retainable business under Rule 58(b)(1)(vi).

     5. 510845 N.B. Inc. is a wholly owned subsidiary of Emera engaged in the provision of utility services, in particular, the supply and maintenance of electric transformers. This type of business is retainable under Rule 58(b)(1)(vii).

     6. NSP Pipeline Management Ltd. is a wholly owned subsidiary of Emera that owns a 12.5% interest in Maritimes and Northeast Pipeline Management Ltd. NSP Pipeline Management Ltd. is retainable under the AEP Energy Assets Order.

     6.1 Maritimes and Northeast Pipeline Management Ltd. is 12.5% owned by NSP Pipeline Management Ltd. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline Management Ltd. is the general partner of, and owns a 0.125% interest in, Maritimes and Northeast Pipeline Limited Partnership. Maritimes and Northeast Pipeline Management Ltd. operates and manages the Canadian portion of the Maritimes and Northeast Pipeline, a natural gas pipeline with its origin in Nova Scotia and its terminus near Boston. Maritimes and Northeast Pipeline Management Ltd. is retainable under the AEP Energy Assets Order.

     7. NSP Pipeline Inc. is a wholly owned subsidiary of Emera that owns a 12.375% interest in the Maritimes and Northeast Pipeline Limited Partnership. NSP Pipeline Inc. is retainable under the AEP Energy Assets Order.

     7.1 Maritimes and Northeast Pipeline Limited Partnership is 12.375% owned by NSP Pipeline Inc. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline Limited Partnership owns the Canadian portion of the Maritimes and Northeast Pipeline. Maritimes and Northeast Pipeline Limited Partnership is retainable under the AEP Energy Assets Order.

     8. NSP US Holdings Inc. is a wholly owned subsidiary of Emera that indirectly owns a 12.5% interest in Maritimes and Northeast Pipeline L.L.C. through the holding companies identified below. NSP US Holdings Inc. is retainable under the AEP Energy Assets Order.

     8.1 NSP Investments Inc., a wholly owned subsidiary of NSP US Holdings Inc. was established to facilitate the financing of the acquisition of Emera's interest in Maritimes and Northeast Pipeline, L.L.C. It is retainable under the AEP Energy Assets Order.

     8.2 Scotia Holdings Inc. is a wholly owned holding company subsidiary of NSP US Holdings Inc. Scotia Holdings Inc. is retainable under the AEP Energy Assets Order.

     8.2.1 Nova Power Holdings Inc. is a wholly owned holding company subsidiary of Scotia Holdings Inc. Nova Power Holdings Inc. is retainable under the AEP Energy Assets Order.

     8.2.1.1 Scotia Power U.S. Ltd. is a wholly owned holding company subsidiary of Nova Power Holdings Inc.. Scotia Power U.S. Ltd. is retainable under the AEP Energy Assets Order.

     8.2.1.1.1 Maritimes and Northeast Pipeline, L.L.C. is 12.5% owned by Scotia Power U.S. Ltd. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline L.L.C. owns the U.S. portion of the Maritimes and Northeast Pipeline. Maritimes and Northeast Pipeline, L.L.C. is retainable under the AEP Energy Assets Order.

     9. 1447585 Ontario Ltd. is a wholly owned subsidiary of Emera that was incorporated in the event it was needed in connection with the acquisition of BHE. 1447585 Ontario Ltd. is inactive and will not be used to effect the Merger.

     10. 3054167 Nova Scotia Ltd. is a wholly owned subsidiary of Emera that was incorporated to acquire an interest in the Sable Offshore Energy Project. It is retainable under the AEP Energy Assets Order.

     As set forth below, all of BHE's active non-utility businesses also are retainable:

     1. Bangor Energy Resale, Inc., a wholly owned subsidiary of BHE, permits BHE to use a power sales agreement as collateral for a bank loan. Bangor Energy Resale, Inc. is retainable as a special-purpose financing entity under The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999) (SEC approved a special-purpose subsidiary of trust that was formed for the purpose of facilitating a financing transaction); and Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000) (authorizing retention of several existing special-purpose financing entities).

     2. CareTaker, Inc. ("CareTaker"), a wholly owned subsidiary of BHE provides security alarm services. Before the Merger, CareTaker will file an application with the FCC to qualify itself as an ETC under Section 34(a) of the Act. As an ETC, CareTaker will be retainable.

     3. Bangor Fiber Company, Inc. ("Bangor Fiber") owns and leases fiber optic communications cable. Before the Merger, Bangor Fiber will file an application with the FCC to qualify itself as an ETC under Section 34(a) of the Act. As an ETC, Bangor Fiber will be retainable.

     4. Bangor Line Company constructs and maintains transmission and distribution lines and provides engineering services. It is retainable under Rule 58(b)(1)(vii).

     The remaining BHE Nonutility Subsidiaries presented below own or manage interests in water rights or real-estate that were acquired and used in connection with BHE's utility business. These subsidiaries are all presently inactive and are retainable under Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (a corporation formed to hold property used in connection with public utility operations is retainable, but corporation commits to divest holdings of agricultural lands without utility purpose); Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998) (corporation that manages real estate that was acquired for an intended utility purpose that has ceased to exist is retainable as a vehicle for the development and sale of such properties); and Central Maine Power Co., Holding Co. Act Release No. 7985 (February 24, 1948) (corporation owning land around dams and flowage rights is retainable because it allows control of riparian rights needed to assure the maximum flow of water to certain hydro-electric dams).

     The following subsidiaries fall into this category:

     3. East Branch Improvement Company ("EBIC") formerly provided water storage services for hydroelectric facilities. BHE owns 60% of the common stock of EBIC.

     3.1 Godfrey's Falls Dam Company holds rights that would permit future water storage development in the basin of the East Branch of the Penobscot River. Godfrey's Falls Dam Company is wholly owned by EBIC.

     3.2 The Sawtelle Brook Dam & Improvement Company controls certain water rights in the basin of the East Branch of the Penobscot River. The Sawtelle Brook Dam & Improvement Company is wholly owned by EBIC.

     4. The Sebois Dam Company improved the navigation of certain of the Sebois waters entering the Piscataquis River. The Sebois Dam Company is wholly owned by BHE.

     5. The Pleasant River Gulf Improvement Company was engaged in water improvement. It is wholly owned by BHE.

     BHE also holds 7% of the outstanding common stock of Maine Yankee, a company that owns and, prior to its permanent closure in 1997, operated an 880 MW nuclear generating plant in Wiscasset, Maine. Maine Yankee is being decommissioned and should be retainable until that process is complete and the facility can be sold.

     Applicants also request that the Commission authorize the acquisition of certain projects that Emera and BHE have in development. Emera has offered to purchase 8.4% of the Sable Offshore Energy Project ("SOEP") infrastructure assets comprising a gas processing plant at Goldboro, Nova Scotia; a natural gas liquids fractionation plant at Point Tupper, Nova Scotia; a natural gas liquids line connecting the Goldboro and Point Tupper operations; and offshore production platforms and sub-sea gathering pipelines. The AEP Energy Assets Order supports the acquisition of SOEP. Applicants request Commission authorization to acquire the SOEP assets, if they have not been acquired prior to Emera's registration under the Act, and to retain the SOEP assets if they have already been acquired when Emera registers.

     5. Section 10(c)(2)

     The standards of Section 10(c)(2) are satisfied because the Merger will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by that section of the Act.

     The Commission has previously found that a transaction such as the instant one, involving the imposition of a new holding company over an existing integrated system, results in financial and organizational benefits for the utility system./81

     The Merger will result in significant financial benefits for shareholders, rate payers and the community in general. As a result of the Merger, BHE will be in a position to achieve synergies typically associated with a merger of two similar businesses. For example, cost of capital and risks will be reduced as a result of BHE's affiliation with a larger and more diversified company. In terms of future rates, Emera has committed to freeze BHE's total PUC jurisdictional revenue requirement until MPUC consideration and approval of an alternative rate plan.

     Emera plays a vital role in the economy of Nova Scotia as does BHE in Maine. Both companies serve a very similar customer base, including substantial service to the pulp and paper industry. Emera understands the importance of this industry to the economy of the region as a whole and is committed to providing reliable power at fair rates that allow the industry to continue to operate on a

----------

81/ WPL Holdings, Inc., Holding Co. Act Release No. 25377 (Sept. 18, 1991); see also Chevron Corp., Holding Co. Act Release No. 27122 (Dec. 27, 1999); Roanoke Gas Co., Holding Co. Act Release No. 26996 (April 1, 1999); BEC Energy, Holding Co. Act Release No. 26874 (May 15, 1998); Western Resources, Inc., Holding Co. Act Release No. 26783 (Nov. 24, 1997).


----------
competitive basis with other pulp and paper producers around the world. Emera and BHE also serve other common customer groups and Emera will continue its commitment to these customers in its operation of the combined entity after the Merger.

     In addition, the Merger will help ensure continuity of high quality customer service. The Merger will permit BHE access to management resources available from Emera, a company with historic success in the delivery of services. Emera and BHE will share best practices learned from their extensive experience in operating their respective utility systems.

                  The Merger will provide substantial benefits to the communities within and outside of BHE's service area. After the Merger, BHE will maintain its community involvement and charitable contributions at the pre-Merger level. Seventy-seven Maine municipalities, approximately 15% of the communities in the State, will benefit as a result of the 825,000 outstanding warrants held by those municipalities through the Municipal Review Committee, Inc. ("MRC"), in conjunction with BHE's involvement with PERC. The increased value in market price of the warrants will result in an incremental value of approximately $9.1 million, a substantial profit for the municipalities./82


----------

82/ The MRC is the designated agent of the 130 municipalities that entered into long-term waste disposal agreements with PERC. BHE, PERC Management Company L.P., Energy National, Inc. and the MRC entered into a series of agreements to modify certain rights under the power purchase agreement between PERC Management Company and BHE which agreements provided for the issue of 2,000,000 warrants to the parties. The MRC received 1,000,000 warrants and PERC Management and Energy National received the other 1,000,000. As of May 22, 2001 there are 1,042,287 warrants outstanding held as follows: MRC - 720,500, PERC Management - 178,215, and Energy National - 143,572. Each warrant entitles the holder to purchase up to one million shares of BHE common stock at an exercise price of $7 per share. Under the warrant, BHE may pay cash equal to the difference between the exercise price and the market price of BHE common stock at the exercise date, multiplied by the number of warrant shares exercised. By agreement dated December 12, 2000, MRC and BHE agreed that upon MRC's exercise of the warrant on the date of the Merger, BHE will pay MRC $19.50 ($26.50-$7.00) for each warrant share by delivery of a promissory note bearing interest at 5% per annum and maturing in June 2008. Although BHE cannot compel the other warrant holders to exercise their warrants, BHE expects that they will be exercised. Warrants held after the closing of the Merger are entitled to cash payment only, not equity securities of BHE.


----------

     On October 24, 2000, BHE shareholders approved the Merger, which will result in a cash payment to shareholders of $26.50 per share. The closing price of BHE on June 29, 2000, the day before the Merger announcement, was $15.13 per share. Because BHE shareholders are protected by the purchase of their shares at a premium and their voting rights, it is clear that the Merger will be beneficial to shareholders.

     Although some of the anticipated benefits are strategic and will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) are met./83 The Commission has recognized that potential benefits are entitled to be considered, regardless of whether they can be precisely estimated: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even where these are not precisely quantifiable."/84

          6.   Section 10(f)

               Section 10(f) provides that:

               The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to carrying out the provisions of section 11.


----------

83/ National Grid Group plc, supra; see American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978).

84/ Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See also Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but unquantifiable, savings).


----------

The MPUC is the sole state regulator with jurisdiction over the Merger. As explained above, the MPUC has approved the Merger.

     By order dated January 5, 2001, the MPUC approved a stipulation entered into among the Public Advocate, the Municipal Review Committee, the Industrial Energy Consumers Group, Emera, BHE, MEPCO and Chester SVC (the "Stipulation") and incorporated the Stipulation by reference into its order/85 The approval of the Stipulation resolved all issues in the proceeding before the MPUC and permits the Merger to proceed./86

     The Stipulation subjects Emera and BHE to several conditions intended to preserve MPUC authority and to assure BHE's service quality. In particular, the Stipulation provides that:

     o Applicants (i.e., Emera, BHE, MEPCO and Chester SVC) will comply with Maine statutes and MPUC regulations regarding reorganizations and affiliated transactions of BHE. To the extent that the activities of Emera and any of its affiliates relate to or in any way impact the operations, costs or revenues of BHE in Maine, Emera and its affiliates will be subject to MPUC jurisdiction for discovery purposes and participate as a party in any proceeding when deemed necessary by the MPUC.

     o All contracts or transactions between BHE and its affiliated interests that constitute affiliated transactions which require approval of the MPUC under Maine law must explicitly provide that no charges made or incurred, and that no costs incurred or revenues earned under the contracts, will be reflected in BHE's rates except as permitted by the MPUC in accordance with Maine law, except where compliance with both state and federal requirements is impossible or where compliance with state law would cause BHE or an affiliate to violate federal law. Further, to the extent that the SEC must approve such contracts, Applicants agree to petition the SEC for an explicit finding that the terms in the contract required by this provision are not inconsistent with "SEC law or regulation."


----------

85/ The MPUC order and the Stipulation is included in Exhibit D-2 to this Application.

86/ The Stipulation at 3 notes that "[t]he parties agree that the Commission issue an order which approves and adopts this Stipulation and finds that, subject to the provisions herein, the proposed reorganizations are consistent with the interests of the ratepayers and investors of the Maine public utility Applicants and approves the proposed reorganizations under 35-A MRSA ss.708 and such other provisions in Title 35-A as might be applicable.

----------

     o Applicants agree to waive the defense that the MPUC's jurisdiction to approve a reorganization or affiliate transaction of BHE or to set the rates of BHE with regard to a transaction between BHE and an affiliate is preempted by the existence or exercise of SEC jurisdiction over reorganizations or affiliate transactions of BHE, except where compliance with both state and federal requirements is impossible or where compliance with state law would cause BHE or an affiliate to violate federal law.

     o Emera will make available to the MPUC upon request, and at a location in the State of Maine convenient to the MPUC, such books and records of Emera and its affiliates as the MPUC may require Emera to produce. Emera is entitled to notice and opportunity to be heard on the production requests and may be accorded confidential treatment where appropriate.

     o The parties agree that BHE's service quality not deteriorate as a consequence of the Merger. To maintain service quality, performance consistent with certain service quality benchmarks and related reports were required. The remedy for failure to maintain service quality could include a prohibition on the payment of dividends.

     o BHE is required to file various capital budget and expenditure information and, in the event its actual capital expenditures fall materially below its budgeted capital expenditures, or if the MPUC should otherwise become concerned about BHE's capital budget or expenditures, the MPUC may open an investigation to inquire into such capital budget issues and into what remedy, if any, would be appropriate.

     o The MPUC may order the divestiture of BHE by Emera upon a determination by the Commission after notice and opportunity to be heard that no other available remedy is adequate to reasonably address the harm./87

     The parties to the Stipulation agreed and recommended that the MPUC's acceptance of the Stipulation constitutes a finding that the MPUC has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority./88 The extensive powers of the MPUC over Emera and BHE demonstrate that the proposed acquisition would not be detrimental to the public interest or the interest of investors or consumers. The judgment of the MPUC is entitled to considerable deference in this matter.

     The acquisition of BHE by Emera will not give rise to any of the evils that the Act was intended to address. Emera is a publicly held company subject to

----------

87/ Stipulation at 5-10.

88/ Stipulation at 10.

----------
continuous reporting requirements under the Canadian securities laws. A transaction that links companies in a narrowly defined geographic area does not create a problem of "scatteration" for purposes of the Act.

     The Commission may also draw comfort from the findings of the order of the Federal Energy Regulatory Commission ("FERC") approving the Merger. The FERC found that the Merger was consistent with the public interest, that the Merger did not pose competitive concerns, that there would be no adverse rate effects and the Merger would not adversely effect either federal or state regulation./89

     There is a further consideration that argues for Commission authorization on the facts of this matter. The proposed transaction will unite Canadian and U.S. utilities. As the Commission in Gaz Metropolitain noted, the U.S. and Canada enjoy a unique relationship. Both countries have a long history of friendship and cooperation evidenced by, among other things, the North American Free Trade Agreement ("NAFTA") and the NAFTA Implementation Act (Pub. L. 103-182, 107 Stat. 2057-2225 (1993)), which were "designed to remove barriers to trade and enhance investment opportunities between the United States and Canada."/90

----------

89/ The order of the FERC approving the Merger is included in Exhibit D-5 to this Application.

90/ Gaz Metropolitain at 15. In Gaz Metropolitain, the Commission found that the combination of the Canadian and Vermont gas operations resulted in a single integrated gas utility system. While Emera could acquire a firm contract path to interconnect the Canadian and U.S. electric operations, it is not necessary to do so because NSPI intends to conduct its affairs so as to qualify for exemption as a FUCO. Thus, although the transaction will require prior approval under Sections 9 and 10, the question of integration will be confined to the BHE utility operations, which the Commission has previously found to be an integrated electric utility system. Section 10(c)(2) of the Act is satisfied because BHE is currently an integrated electric utility system and will remain so after the Merger. Because here, as in Gaz Metropolitain, the transaction will result in a single, integrated public-utility system, the Emera-BHE Merger falls comfortably within the Gaz Metropolitain precedent.


----------

     In a letter to the Commission in support of the Merger, the Governor of Maine, Angus King, Jr., states that Maine and New England have long fostered a close relationship with Canada, particularly the eastern Canadian provinces. For example, a conference of New England Governors and Eastern Canadian Premiers has worked for the past 26 years to promote the common economic, cultural and political interests of the region which is viewed by many as an interdependent market. Governor King called the Merger a "good fit" and stated that he viewed it as "being entirely consistent with the economic development aims of Maine and with the goal of strengthening the ties between New England and Eastern Canada."/91

     The Stipulation requires the Applicants to petition this Commission to make an explicit finding in its order approving the Merger "that its approval of the merger transaction does not preempt MPUC exercise of its jurisdiction under Maine law with respect to reorganizations, affiliate transactions of BHE or ratemaking for BHE regarding the costs associated with its affiliate transactions, and that it is the SEC's intention that its approval of the merger transaction does not affect the MPUC's right to review and disallow BHE's costs for services rendered between BHE and its affiliated interests that might otherwise be subject to recovery in rates./92 Applicants request that the Commission make the above findings explicitly in its order approving this Application.

     7. Intermediate Holding Companies

     Following the Merger, Emera will hold a subsidiary interest in three U.S. utility companies, BHE, MEPCO and Chester SVC. As illustrated by the post-Merger organization chart in Exhibit E-1, Emera will hold BHE through two intermediate holding companies. It is common practice for foreign-based corporations to hold an interest in a corporation that is outside of the home country through one or more intermediary companies. This ownership structure is used to minimize taxes

----------

91/ Letter from Angus S. King, Jr., Govenor of Maine to Jonathan G. Katz, Secretary of the Securities and Exchange Commission (dated February 22, 2001).

92/ See Stipulation at 5.

----------
on the repatriation of foreign subsidiary profits./93 Each of the intermediate holding companies will be organized in the State of Delaware and will have no utility affiliates, other than BHE and its utility subsidiaries, except as authorized by the Commission. The intermediate holding companies will be wholly-owned, directly or indirectly, by Emera and will have no third-party public or private institutional equity or debt holders. The intermediate holding companies will be capitalized with equity and/or debt, all of which will be held either by Emera or an intermediate holding company.

     BHE, in turn, will hold a minority (14.2%) interest in MEPCO directly, and a 50% interest in Chester SVC through its ownership of Bangor Var. Each of the intermediate holding companies, BHE and Bangor Var will be a holding company within the meaning of Section 2(a)(7) of the Act. As such each would be required to register with the Commission, and comply with the various requirements for registered holding companies, unless able to qualify for exemption.

     Section 3 of the Act provides that the Commission upon application "shall" by order exempt any person from the provisions of the Act if such person meets the requirements for any exemption contained in Sections 3(a) and if the exemption is not detrimental to the public interest or the interest of investors or consumers. Of interest here, Section 3(a)(1) of the Act provides an exemption where a holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company and every such subsidiary company thereof are organized.

Because they do not qualify for exemption, the intermediate holding companies will register under the Act. However, for the reasons that follow, BHE and Bangor Var request and are entitled to an order under Section 3(a)(1) of the Act

----------

93/ See The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) at 42-43 (employing intermediate holding companies to maximize tax relief in the U.K. and noting further that U.S. holding companies use similar structures in connection with their foreign investments).

----------
exempting them as holding companies from the Act. BHE and Bangor Var will continue to be direct or indirect subsidiaries of Emera and therefore subject to the Act's provisions relating to subsidiaries. In addition, BHE and Bangor Var commit not to engage in any transactions such as upstream loans or certain service transactions that would otherwise be prohibited for registered holding companies.

     In the first instance, the inquiry regarding exemption concerns material utility subsidiaries. Chester SVC is an immaterial utility subsidiary because it provides no income or revenue to Bangor Var. MEPCO is also immaterial. BHE's 14.2% investment in MEPCO is accounted for on the equity method. For the twelve months ended December 31, 2000, BHE's proportional interest in MEPCO's income was approximately $224, 000. This income is accounted for under the equity method and is applied to offset BHE's expenses and, consequently, benefits BHE's ratepayers. BHE is the sole material utility subsidiary in the Emera system.

     In the second part of the Section 3(a)(1) evaluation, both the holding company and every material utility subsidiary must be predominantly intrastate in character and carry on its business substantially in a single state in which both the holding company and subsidiary are organized. BHE and Bangor Var are predominantly Maine companies. All of BHE's utility operating revenues are derived from utility operations conducted in Maine./94 Bangor Var holds only an interest in Chester SVC, whose sole utility assets are located in Maine. BHE and Bangor Var are also organized in Maine.

     Because BHE and Bangor Var will be regulated as subsidiaries of a registered holding company, a grant of an exemption under Section 3(a)(1) with respect to their holding company status would not be detrimental to the public


----------

94/ See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28,
1988), aff'd sub nom. Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir.
1990) (exemption granted where out-of-state operations represented approximately 9.9% of the holding company's utility revenues.

----------
interest or the interest of investors or consumers. For these reasons, the Commission should grant the requested exemptions.

     8. Financing the Emera System

     Emera's capital structure as of March 31, 2001, and adjusted to show the effect of the Merger, is shown in the following table:

-------------------------------------------------------------------------------------------------------------
                                          Emera Capital Structure
-------------------------------------------------------------------------------------------------------------
                         Emera Pre-Merger          BHE Pre-Merger
-------------------- ------------------------- ---------------------- --------- ------------- ---------------
                     $           % of Total    $          % of        Adjust-    Pro Forma      % of Total
                     millions   Capitaliza-    millions   Total       ments     Capitaliza-     Pro Forma
                                tion                      Capitali-             tion            Capitaliza-
                                                          zation                                tion
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Common                   786.8           39.1      137.3        42.4   (137.3)         786.8            33.5
stockholders'
equity.
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Preferred stock          175.4            8.7        4.7         1.5        --         180.1             7.7
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Minority interests          --             --         --          --        --            --              --
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Long-term debt           848.9           42.2      181.8        56.1        --       1,030.7            43.9
(including current
portion)
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Short-term debt          200.9           10.0         --         0.0     151.8         352.7            15.0
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Total                  2,011.9            100      323.8         100                 2,350.2             100
capitalization
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------


Adjustment Notes

Common equity

     Upon merger, BHE's net assets and liabilities are recorded on Emera's balance sheet. Consolidated common equity is unchanged.

Short term debt

     The purchase will be financed with proceeds from short term investments currently held by Emera and short term debt.

The capital structure for Emera and BHE in the preceding two years is shown below.



-------------------------------------------------------------------------------------------------------------
                     Emera and BHE Capital Structures as of December 31, 1999 and 1998
-------------------------------------------------------------------------------------------------------------
                           Emera 1999            Emera 1998             BHE 1999              BHE 1998
-------------------- ---------------------- --------------------- --------------------- ---------------------
                     $          % of        $          % of       $          % of       $          % of
                     millions   Total       millions   Total      millions   Total      millions   Total
                                Capitali-              Capitali-             Capitali-             Capitali-
                                zation                 zation                zation                zation
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Common                   636.7        34.1      615.7       33.6      132.7         39      118.9       27.5
stockholders'
equity.
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Preferred stock          156.3         8.4      135.1        7.4        4.7        1.5       12.3        2.9
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Minority interests          --          --         --         --         --         --         --         --
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Long-term debt           857.2        45.9      842.7       46.0      202.8       59.6      288.5       66.8
(including current
portion)
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Short-term debt          216.5        11.6      239.1       13.0         --         --       12.0        2.8
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Total                  1,866.6         100    1,832.6        100      340.2        100      431.7        100
capitalization
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------



     The financing authorizations requested in the Application are substantially similar to financing authorizations granted to other newly-formed registered holding company systems. See National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000); NiSource, Inc., Holding Co. Act Release No. 27265 (November 1, 2000); Exelon Corp., Holding Co. Act Release No. 27266 (November 2,
2000). Emera proposes to abide by the same basic parameters applied to the financing authorizations previously authorized by the Commission, in particular, the minimum 30% common equity standard and the commitment not to issue debt unless it is rated investment grade. The pro forma capitalization of the combined system presented above also illustrates that Emera will be financially sound upon consummation of the merger. For these reasons, the Commission should find the proposed financing transactions to be in accordance with the Act and generally in the interest of investors, consumers and the public interest.

ITEM 4. REGULATORY APPROVALS.

     Set forth below is a summary of the regulatory approvals that will be obtained in connection with the acquisition.

     1. Antitrust

     The acquisition is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and until certain waiting periods have been terminated or have expired. The Federal Trade Commission granted Emera early termination of the notice period on February 28, 2001, thereby permitting consummation of the transaction as of that date.

     2. Federal Energy Regulatory Commission

     Under Section 203 of the Federal Power Act, the FERC has jurisdiction when a public utility sells or otherwise disposes of facilities that are subject to its jurisdiction. A disposition is deemed made when there is a change in control of the public utility that owns the facilities. By order dated January 24, 2001, the FERC approved the Merger. See Exhibit D-5.

     3. Committee on Foreign Investment in the United States

     Section 721 of the Defense Production Act of 1950 authorizes the Committee on Foreign Investment in the United States ("CFIUS") to suspend or prohibit any merger, acquisition or takeover, by or with a foreign person, of a person engaged in interstate commerce in the United States when, in the Committee's view, the foreign interest exercising control over that person might take action that threatens to impair the national security. Applicants have filed an application with the CFIUS.

     4. State Regulatory Approval

     Under Maine law, the approval of the MPUC is required for the indirect transfer of control of BHE resulting from the Merger, under a standard that requires a finding that the Merger is consistent with the interests of BHE's customers and investors. In addition, in rendering a decision, the MPUC must find that it can continue to adequately regulate the reorganized utility. Under Maine law, once an application for approval is filed, the MPUC must act definitively within 180 days of the date of filing. Emera and BHE filed a joint petition with the MPUC on August 4, 2000.

     By order dated January 5, 2001, the MPUC made all required findings and approved the Merger. See Exhibit D-2.

ITEM 5. PROCEDURE.

     The Commission is respectfully requested to issue and publish not later than May 18, 2001 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than June 12, 2001 by which comments may be entered. The Commission is requested to issue its order granting and permitting this Application to become effective not later than June 15, 2001.

                  Emera believes that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits

A-1      Memorandum of Association of Emera (previously filed).

A-2      Articles of Association of Emera (previously filed).

A-3      Certificate of Organization of BHE (previously filed).

A-4      By-Laws of BHE (previously filed).

A-5      Articles of Incorporation of Bangor Var (previously filed).

A-6      By-laws of Bangor Var (previously filed).

A-7 Partnership Agreement Creating Chester SVC Partnership (previously filed).

B-1 Agreement and Plan of Merger (incorporated by reference to SEC File No. 001-10922, filed September 18, 2000).

C-1 Definitive Proxy Statement relating to the special meeting of shareholders of BHE to approve the Merger with Emera (incorporated by reference to SEC File No. 001-10922, filed September 18, 2000).

D-1 Petition to the Maine Public Utilities Commission, filed on August 4, 2000, together with testimony and exhibits (filed under cover of Form
         SE).

D-2 Order of the Maine Public Utilities Commission, dated January 5, 2001 (previously filed).

D-3      Certification  of the  Maine  Public  Utilities  Commission  under
         Section 33(a)(2) of the Act (previously filed).

D-4 Application to FERC together with testimony and exhibits (filed under cover of Form SE).

D-5      FERC Order dated January 24, 2001 (previously filed).

E-1 Organizational Chart of the combined Emera/BHE system post-Merger (filed under cover of Form SE).

E-2      Maps of BHE and NSPI service territories (filed under cover of Form
         SE).

F-1      Opinion of counsel of Emera (to be filed by amendment).

F-2      Opinion  of counsel of BHE (to be filed by amendment).

F-3      Past tense opinion of counsel (to be filed by amendment).

G-1      Emera's 1999 Annual Report (previously filed).

G-2 BHE's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (incorporated by reference to SEC File No.
         001-10922, filed March 30, 2000, and amended April 28, 2000).

H-1      Proposed form of notice (previously filed).

I-1      Form of  Services Agreement (to be filed by amendment).

I-2 Form of Master Transition Services Agreement (to be filed by amendment).

I-3 Services Company Policies and Procedure Manual (to be filed by amendment).

J-1      Stock-based employee benefits plans (to be filed by amendment).

K-1      Emera Group of Companies (previously filed).

L-1      Appointment of Agent for Service of Process (to be filed by amendment).

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M-1      Form of Federal and State Income Tax Allocation Agreement (to be filed by amendment).

N-1      Description of Intermediate Holding Companies.

O-1      Memorandum of Understanding with Penobscot Hydro, LLC, dated January
         5, 1999.

Financial Statements

FS-1 Balance sheet and income statement of Emera consolidated for the year ended December 31, 1999 (incorporated by reference to Exhibit G-1).

FS-2 Balance sheet and income statement of BHE consolidated for the year ended December 31, 1999 and for the quarters ended March 31, 2000 and June 30, 2000 (incorporated by reference to SEC File No. 001-10922, on Form 10-K for the year-end report filed March 30, 2000 and amended April 28, 2000, and on Forms 10-Q for the quarterly statements filed May 12, 2000 and August 10, 2000, respectively).

FS-3 Balance sheet and income statement of BHE consolidated for the years ended December 31, 1998 and December 31, 1997 (incorporated by reference to SEC File No. 001-10922, on Form 10-K for the year end reports filed March 30, 1999 and March 27, 1998, respectively).

FS-4     Pro-forma financial statements (to be filed by amendment).

FS-5 Financial projections (confidential treatment requested under Rule 104; to be filed by amendment).


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ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this Application which is pertinent to the instant Application.

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Date:  May  25, 2001        Emera Incorporated
                            Nova Scotia Power Incorporated

                            By: /s/ Richard J. Smith

                            Name: Richard J. Smith
                            Title:  Corporate Secretary and General Counsel


-----------------------------------------------------------------------------
Date:  May  25, 2001        Bangor Hydro-Electric Company

                            By: /s/ Frederick S. Samp

                            Name: Frederick S. Samp
                            Title:  Vice President - Finance and Law

-----------------------------------------------------------------------------

Date:  May  25, 2001        Bangor Var Co., Inc.

                            By: /s/ Carroll Lee

                            Name: Carroll Lee
                            Title: President

-----------------------------------------------------------------------------

                                  Exhibit Index

N-1      Description of Intermediate Holding Companies.

O-1      Memorandum of Understanding with Penobscot Hydro, LLC, dated January
         5, 1999.

                                       90